Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

GIRAFFE HOLDING, INC.,

GIRAFFE ACQUISITION CORPORATION,

and

THE GYMBOREE CORPORATION

Dated as of October 11, 2010

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Acquisition Sub or any of their respective subsidiaries or affiliates.

i

ii

iii

iv

Index of Defined Terms

1993 Plan		67
1993/2002 Company Option	12,	67
1993/2002 Option Cash Payment	12,	67
2002 Plan		67
2004 Company Option	12,	67
2004 Option Cash Payment	12,	67
2004 Plan		67
Acceleration Time		12
Acceptable Confidentiality Agreement		67
Acquisition Sub	1,	67
Adverse Recommendation Change	41,	67
Aggregate Merger Consideration	9,	67
Agreement	1,	67
Alternative Acquisition Agreement	40,	67
Antitrust Division		67
Antitrust Laws	18,	67
Blue Sky Laws		67
Book-Entry Shares	9,	67
Business Day		68
Certificate of Merger	7,	68
Certificates	9,	68
claim		31
Code		68
Company	1,	68
Company Benefit Plan		68
Company Common Stock	1,	68
Company Damages	59,	68
Company Disclosure Letter	15,	68
Company Employees	46,	68
Company Intellectual Property Rights	22,	68
Company Lease		68
Company Material Adverse Effect		68
Company Material Contract	23,	69
Company Option		69
Company Permits	18,	69
Company Plans		69
Company Recommendation		69
Company Related Parties	58,	69
Company Restricted Stock		69
Company Restricted Stock Units		70
Company SEC Documents	19,	70
Competing Proposal	43,	70
Confidentiality Agreement		70
control		70

i

Cut-Off Date	40,	70
D&O Insurance	44,	70
debt		31
Debt Commitment Letters	29,	70
Debt Financing	29,	70
DGCL		70
Dissenting Shares	14,	71
Effective Time	8,	71
Electronic Data Room	26,	71
Equity Commitment Letter	29,	71
Equity Financing	29,	71
ERISA		71
ESPP		71
Exchange Act		71
Exchange Fund	9,	71
Exempted Person		71
Expenses		71
Extension Period	3,	72
Financing	29,	72
Financing Agreements	49,	72
Financing Commitments	29,	72
FTC		72
GAAP		72
Governmental Authority		72
Guarantor	29,	72
Guaranty	1,	72
HSR Act		72
Indebtedness		72
Indemnitee		72
Information Statement	19,	73
Intellectual Property Rights	22,	73
Inventory	24,	73
IRS		73
knowledge		73
Law		73
Lien		73
Merger	1,	74
Merger Closing	7,	74
Merger Closing Date	7,	74
Merger Consideration	9,	74
Minimum Tender Condition	74,	79
Multiemployer Plan		74
NASDAQ		74
New Plans	47,	74
Notice of Superior Proposal	42,	74

Offer	1,	74
Offer Closing	3,	74
Offer Closing Date	3,	74
Offer Conditions	2,	74
Offer Documents	4,	74
Offer Price	1,	74
Offer Termination	3,	74
Offer Termination Date	3,	74
Offering Documents		74
Option Cash Payment		75
Order		75
Owned Real Property	24,	75
Parent	1,	75
Parent Disclosure Letter	26,	75
Parent Expenses	56,	75
Parent Liability Limitation	59,	75
Parent Material Adverse Effect		75
Parent Organizational Documents	27,	75
Parent Related Parties	58,	75
Paying Agent	9,	75
Permitted Lien		75
person		76
Preferred Stock	15,	76
Promissory Note	6,	76
Proxy Statement	20,	76
Registered Intellectual Property		22
Representatives	38,	76
Requisite Stockholder Approval	25,	76
Restricted Stock Payment		76
Restricted Stock Unit Payment	13,	76
Reverse Termination Fee	57,	76
Sarbanes-Oxley Act		76
Schedule 14D-9	4,	76
Schedule TO	3,	76
SEC		76
Secretary of State		77
Securities Act		77
Solicitation Period End Date	39,	77
Solvent		31
Specified Persons		77
Stockholders’ Meeting	36,	77
subsidiary		77
Superior Proposal	43,	77
Surviving Corporation	7,	77
Takeover Statutes	25,	77
Tax		77

Tax Returns		77
Taxes		77
Termination Date	54,	77
Termination Fee	56,	77
Third Party		77
Top-Up Closing	6,	77
Top-Up Option	6,	77
Top-Up Option Shares	6,	77
Total 1993/2002 Option Cash Payments	12,	78
Total 2004 Option Cash Payments	12,	78
Total Common Merger Consideration		78
Total Restricted Stock Payments		78
Total Restricted Stock Unit Payments	13, 78

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 11, 2010 (this “Agreement”), is made by and among Giraffe Holding, Inc., a Delaware corporation (“Parent”), Giraffe Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and The Gymboree Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Acquisition Sub and the Company have approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent proposes to cause Acquisition Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of Company Common Stock, par value $0.001 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $65.40 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller thereof in cash, upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, the respective boards of directors of the Company and Acquisition Sub have approved and declared advisable, and the board of directors of Parent has approved, this Agreement and the merger of Acquisition Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the DGCL;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Acquisition Sub have delivered to the Company the Guaranty (the “Guaranty”) of the Guarantor, dated as of the date hereof, pursuant to which the Guarantor has guaranteed the full amount of the Reverse Termination Fee, all the fees and expenses payable by Parent or Acquisition Sub pursuant to this Agreement and all liabilities and damages payable by Parent or Acquisition Sub pursuant to Section 8.2, up to the aggregate amount set forth therein; and

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

ARTICLE II

THE OFFER AND THE MERGER

Section 2.1 The Offer.

(a) As promptly as reasonably practicable after delivery of Required Information, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, commence, within the meaning of Rule 14d-2 promulgated under the Exchange Act, the Offer. The obligations of Acquisition Sub to, and of Parent to cause Acquisition Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Annex I (the “Offer Conditions”). The Offer shall initially expire at 11:59 p.m. (New York City time) on the date that is the later of (i) November 22, 2010 and (ii) twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act). Acquisition Sub expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the consent of the Company, Acquisition Sub shall not, and Parent shall not permit Acquisition Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of Company Common Stock, (v) except as expressly provided in this Section 2.1(a), terminate, extend or otherwise amend or modify the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Company Common Stock or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. Notwithstanding any other provision of this Agreement to the contrary, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, (i) extend the Offer on one or more occasions, in consecutive increments of up to five (5) Business Days (or such longer period as the parties hereto may agree) each, if, at any then-scheduled expiration of the Offer, any Offer Condition (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as each such condition shall have been satisfied or waived; (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iii) if the Marketing Period has not ended on the last Business Day prior to the expiration of the Offer, extend the Offer until the earliest to occur of (x) any Business Day before or during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ prior notice to the Company, and (y) the first (1st) Business Day after the final day of the Marketing Period; provided, however, that Acquisition Sub shall not be required to extend the Offer beyond the Termination Date. Notwithstanding any other provision of this Agreement to the contrary, if, at any then-scheduled expiration of the Offer, each Offer

Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, then Acquisition Sub may and, if requested by the Company, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, extend the Offer by increments of five (5) Business Days; provided, however, that the maximum number of days that the Offer may be extended pursuant to this sentence shall be twenty (20) Business Days; provided, further, that Acquisition Sub shall not be required to extend the Offer beyond the Termination Date. Notwithstanding anything in this Agreement to the contrary, (i) Acquisition Sub may extend the Offer for up to ten (10) Business Days from the day the Marketing Period will otherwise end and (ii) if the Debt Financing has not funded at the expiration of the Offer, then the Offer will be automatically extended to the later of (A) fifteen (15) Business Days (or, if the extension in (i) has been exercised, no more than twenty (20) Business Days in total for clause (i) and this clause (ii)) from the date thereof, (B) December 31, 2010, or (C) such earlier date as Parent may specify (the “Extension Period”). Upon the terms and subject to the conditions of the Offer and this Agreement, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, accept for payment, and pay for, all shares of Company Common Stock that Acquisition Sub becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer. Acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer, which shall occur no earlier than November 23, 2010, is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 2.1(a)), unless this Agreement is validly terminated in accordance with Section 8.1. If (i) at any then-scheduled expiration of the Offer, (x) each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived, (y) the Minimum Tender Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required pursuant to this Section 2.1(a), (ii) this Agreement is terminated pursuant to Section 8.1 or (iii) at any then-scheduled expiration of the Offer, (x) each Offer Condition shall have been satisfied or waived, (y) the proceeds of the Debt Financing are not funded pursuant to the terms of the Debt Commitment Letter and (z) no further extensions or re-extensions of the Offer are permitted or required pursuant to this Section 2.1(a), then, in each case, Acquisition Sub shall promptly (and, in any event, within twenty four (24) hours of such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to clause (i), (ii) or (iii) of the immediately preceding sentence is referred to this Agreement as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to in this Agreement as the “Offer Termination Date.” If the Offer is terminated or withdrawn by Acquisition Sub, or this Agreement is terminated in accordance with Section 8.1, Acquisition Sub shall promptly return, and shall cause any depository acting on behalf of Acquisition Sub to return, all tendered shares of Company Common Stock to the registered holders thereof.

(b) On the date of commencement of the Offer, Parent and Acquisition Sub shall file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO“), which shall include, as exhibits, an offer to purchase and a related letter of transmittal, a summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made (such Schedule TO and the documents attached as exhibits thereto, together with any amendments or supplements thereto, the “Offer

Documents”). The Company shall furnish to Parent and Acquisition Sub all information concerning the Company that is required by the Exchange Act to be set forth in the Offer Documents. Each of Parent, Acquisition Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Acquisition Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities Laws. Parent and Acquisition Sub shall promptly notify the Company upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Offer Documents, and shall provide the Company with copies of all correspondence between Parent, Acquisition Sub and their respective Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Parent and Acquisition Sub shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Offer Documents. Prior to the filing of the Offer Documents (or any amendment or supplement thereto) or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, Parent and Acquisition Sub shall provide the Company a reasonable opportunity to review and to propose comments on such document or response.

(c) Parent shall provide, or cause to be provided, to Acquisition Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Acquisition Sub becomes obligated to purchase pursuant to the Offer.

(d) Parent and Acquisition Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of shares of Company Common Stock such amounts as Parent or Acquisition Sub are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or Acquisition Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent or Acquisition Sub.

Section 2.2 Company Actions.

(a) On or promptly after the date the initial Offer Documents are filed with the SEC, the Company shall, in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”), which shall, subject to the provisions of Section 6.6, describe and make the Company Recommendation with respect to the Offer, and shall take all steps necessary to cause the Schedule 14D-9 to be disseminated to the holders of Company Common Stock. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Common Stock together with the Offer Documents disseminated to the holders of Company Common Stock.

Parent and Sub shall furnish to the Company all information concerning Parent and Acquisition Sub that is required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Acquisition Sub shall promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Schedule 14D-9, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Schedule 14D-9 and resolve any comments of the SEC (or the staff of the SEC) as promptly as reasonably practicable. Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response and shall in good faith consider all comments reasonably proposed by Parent. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board of Directors of the Company contained in the Schedule 14D-9.

(b) In connection with the Offer and the Merger, the Company shall cause its transfer agent to furnish Acquisition Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date, and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Acquisition Sub such information (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company’s stockholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Acquisition Sub shall keep confidential and not disclose the information contained in any such labels, lists, listings and files, in each case as required by the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy all copies of such information then in their possession or control in accordance with the Confidentiality Agreement.

Section 2.3 Top-Up Option.

(a) The Company hereby grants to Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 2.3 following the Offer Closing, to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up

Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Acquisition Sub at the time of exercise of the Top-Up Option, shall constitute one share more than ninety percent (90%) of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option. The Top-Up Option shall be exercisable only once, in whole but not in part. The obligation of the Company to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no applicable Law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares.

(b) The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Option Shares complies with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Option Shares under the Securities Act. If the Offer Conditions have been satisfied or waived and there shall have not been validly tendered and not validly withdrawn that number of shares of Company Common Stock which, when added to the shares of Company Common Stock owned by Parent and its affiliates, would represent at least ninety percent (90%) of the shares of Company Common Stock outstanding on the Offer Closing Date, Acquisition Sub shall be deemed to have exercised the Top-Up Option on the Offer Closing Date and on such date shall give the Company written notice specifying the number of shares of Company Common Stock directly or indirectly owned by Parent and its subsidiaries at the time of such notice (giving effect to the Offer Closing). The Company shall, as soon as practicable following receipt of such notice on the Offer Closing Date, deliver written notice to Acquisition Sub specifying, based on the information provided by Acquisition Sub in its notice, the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”), which shall take place at the location specified in Section 2.5 on a date specified by Parent, the purchase price owed by Acquisition Sub to the Company therefor shall be paid to the Company, at Acquisition Sub’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (y) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (x) (the “Promissory Note”). The Promissory Note (i) shall be due on the first (1st) anniversary of the Top-Up Closing, (ii) shall bear simple interest of five percent (5%) per annum, (iii) shall be full recourse to Parent and Acquisition Sub, (iv) may be prepaid, in whole or in part, at any time without premium or penalty, and (v) shall have no other material terms. At the Top-Up Closing, the Company shall cause to be issued to Acquisition Sub a certificate representing the Top-Up Option Shares.

(c) Parent and Acquisition Sub acknowledge that the Top-Up Option Shares that Acquisition Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Acquisition Sub hereby represents and warrants to the Company that Acquisition Sub will be, upon the purchase of the Top-Up Option

Shares, an “accredited investor”, as defined in Rule 501 of Regulation D under the Securities Act. Acquisition Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Acquisition Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d) Any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 3.5.

Section 2.4 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue under the name “The Gymboree Corporation” as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

Section 2.5 Closing. Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the closing of the Merger (the “Merger Closing”) will take place at 10:00 a.m. (Pacific time) on a date no earlier than November 23, 2010 to be specified by Parent, but no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP; Four Embarcadero Center, Suite 3800; San Francisco, California 94111, unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Merger Closing Date”). Notwithstanding the preceding sentence, (i) if the Marketing Period has not ended at the time of the satisfaction or waiver of conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Merger Closing), then the Merger Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any Business Day before or during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ prior notice to the Company and (b) the Business Day immediately following the final Business Day of the Marketing Period, which shall be deemed the Merger Closing Date and (ii) the Merger Closing shall not occur prior to the end of the Extension Period, if any.

Section 2.6 Effective Time.

(a) Simultaneously with the Merger Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger, or a certificate of ownership and merger, as applicable (the “Certificate of Merger”), with respect to the Merger to be executed and filed with the Secretary of State as provided under the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b) From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Acquisition Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.7 Certificate of Incorporation and Bylaws. Subject to Section 6.7, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to be identical to the certificate of incorporation and bylaws, respectively, of Acquisition Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and bylaws.

Section 2.8 Board of Directors. Subject to applicable Law, each of the parties hereto shall take all necessary action to ensure that the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.9 Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(a) Cancellation of Company Securities. Each share of Company Common Stock held by the Company as treasury stock, held by a wholly owned subsidiary of the Company or held by Parent or Acquisition Sub (including as a result of an exercise of the Top-Up Option by Acquisition Sub), in each case, immediately prior to the Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Company Securities. Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 3.1(a) and Dissenting Shares) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock (other than shares of Company Restricted Stock) to be converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2, the Merger Consideration, without interest thereon. Any shares of Company Common Stock held by a wholly owned subsidiary of the Company shall remain outstanding and shall become that number of shares of common stock of the Surviving Corporation that bears the same ratio to the aggregate number of outstanding shares of common stock of the Surviving Corporation as the number of shares of Company Common Stock held by such subsidiary bore to the aggregate number of outstanding shares of Company Common Stock immediately prior to the Effective Time.

(c) Conversion of Acquisition Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value of $0.001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Adjustments. Without limiting the other provisions of this Agreement and subject to Section 6.1(c) and Section 6.1(j), if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Offer Price and Merger Consideration shall be equitably adjusted to reflect such change.

Section 3.2 Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Parent shall designate a paying agent (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 3.1(b) and Section 3.3. Simultaneously with the filing of the Certificate of Merger with the Secretary of State, Parent shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the sum of (i) the Total Common Merger Consideration, (ii) the Total 1993/2002 Option Cash Payments, (iii) the Total 2004 Option Cash Payments, (iv) the Total Restricted Stock Unit Payments, and (v) the Total Restricted Stock Payments (the “Aggregate Merger Consideration” and, such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b) and Section 3.3, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock, Company Options, Company Restricted Stock Units and Company Restricted Stock and (ii) applied promptly to making the payments pursuant to Section 3.1(b).

The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1 and Section 3.3, except as expressly provided for in this Agreement.

(b) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than shares of Company Restricted Stock) (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that, at the election of the surrendering holder, (1) Certificates or Book-Entry Shares may be surrendered by hand delivery or otherwise or (2) the Merger Consideration in exchange therefor may be collected by hand by the surrendering holder or by wire transfer to the surrendering holder), (ii) to each holder of a Company Option, a check or direct deposit in an amount due and payable to such holder pursuant to Section 3.3(a) in respect of such Company Option, (iii) to each holder of a Company Restricted Stock Unit, a check or direct deposit in an amount due and payable to such holder pursuant to Section 3.3(b) in respect of such Company Restricted Stock Unit and (iv) to each holder of a share of Company Restricted Stock, a check or direct deposit in an amount due and payable to such holder pursuant to Section 3.3(c) in respect of such share of Company Restricted Stock.

(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock (other than shares of Company Restricted Stock) formerly represented by such Certificate or Book-Entry Share, to be mailed, made available for collection by hand or delivered by wire transfer, as elected by the surrendering holder, within two (2) Business Days following the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Parent as general creditor thereof for payment of their claims for cash, without interest, to which such holders may be entitled.

(e) No Liability. None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock, Company Options, Company Restricted Stock Units and Company Restricted Stock in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

(g) Withholdings. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Options, Company Restricted Stock Units and shares of Company Restricted Stock such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 3.3 Stock Options, Restricted Stock Units and Restricted Stock; Employee Stock Purchase Plan.

(a) Treatment of Options.

(i) Options Outstanding Under the 1993 Plan and 2002 Plan. As of the earlier to occur of the Offer Closing and the Effective Time (such earlier time, the

“Acceleration Time”), each Company Option granted pursuant to the 1993 Plan or the 2002 Plan (each a “1993/2002 Company Option”) that is outstanding and unexercised immediately prior to the Acceleration Time (whether vested or unvested) shall be canceled without any action on the part of any holder of any 1993/2002 Company Option in consideration for the right at the Acceleration Time to receive, as promptly as reasonably practicable following the Acceleration Time, a cash payment with respect thereto equal to the product of (A) the number of shares of Company Common Stock subject to such 1993/2002 Company Option as of immediately prior to the Acceleration Time and (B) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such 1993/2002 Company Option, less any required withholding Taxes (the “1993/2002 Option Cash Payment,” and the sum of all such payments, the “Total 1993/2002 Option Cash Payments”). As of the Acceleration Time, all 1993/2002 Company Options shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a 1993/2002 Company Option shall cease to have any rights with respect thereto, except the right to receive the 1993/2002 Option Cash Payment. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the expiration of the Offer, the Company shall take the actions necessary to effectuate this Section 3.3(a)(i).

(ii) Options Outstanding Under the 2004 Plan. As of the Effective Time, each Company Option granted pursuant to the 2004 Plan (each a “2004 Company Option”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested), shall be canceled by virtue of the Merger and without any action on the part of any holder of any 2004 Company Option and converted into the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment with respect thereto equal to the product of (A) the number of shares of Common Stock previously subject to such 2004 Company Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock previously subject to such 2004 Company Option, less any required withholding Taxes (the “2004 Option Cash Payment,” and the sum of all such payments, the “Total 2004 Option Cash Payments”), subject, however, to any rights of such holder pursuant to Section 3.5. As of the Effective Time, all 2004 Company Options shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a 2004 Company Option shall cease to have any rights with respect thereto, except the right to receive the 2004 Option Cash Payment. Prior to the Effective Time, the Company shall take the actions necessary to effectuate this Section 3.3(a)(ii).

(b) Treatment of Restricted Stock Units. As of the Effective Time, each Company Restricted Stock Unit that is issued and outstanding immediately prior to the Effective Time (whether vested or unvested) shall become or otherwise be deemed fully vested and all restrictions thereon shall lapse and each Company Restricted Stock Unit for which vesting accelerated and restrictions lapsed at the Offer Closing, shall, in either case, be canceled by virtue of the Merger and without any action on the part of any holder of any Restricted Stock Unit in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment with respect thereto equal to the product of (i) the number of shares of Common Stock previously subject to such Company Restricted Stock Unit and (ii) the Merger Consideration, less any required withholding Taxes

(the “Restricted Stock Unit Payment,” and the sum of all such payments, the “Total Restricted Stock Unit Payments”), subject, however, to any rights of such holder pursuant to Section 3.5. As of the Effective Time, all Company Restricted Stock Units shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the Restricted Stock Unit Payment. Prior to the Effective Time, the Company shall take the actions necessary to effectuate this Section 3.3(b).

(c) Treatment of Restricted Stock. As of the Effective Time each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall become or otherwise be deemed fully vested and all restrictions thereon shall lapse and each share of Company Restricted Stock for which vesting accelerated and restrictions lapsed at the Offer Closing, shall, in either case, be canceled by virtue of the Merger and without any action on the part of the holder of any share of Company Restricted Stock in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment with respect thereto equal to the product of (i) the number of shares of Company Restricted Stock outstanding immediately prior to the Effective Time and (ii) the Merger Consideration, less any required withholding Taxes (the “Restricted Stock Payment” and the sum of all such payments, the “Total Restricted Stock Payments”), subject, however, to any rights of such holder pursuant to Section 3.5. As of the Effective Time, all shares of Company Restricted Stock shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of shares of Company Restricted Stock shall cease to have any rights with respect thereto, except the right to receive the Restricted Stock Payment. Prior to the Effective Time, the Company shall take the actions necessary to effectuate this Section 3.3(c).

(d) Treatment of Employee Stock Purchase Plan. The Company shall take all necessary and appropriate actions so that as of the Effective Time (i) there shall be no outstanding options issued or exercisable pursuant to the ESPP and (ii) the ESPP shall terminate (without the commencement of any new offering or purchase periods thereunder), in accordance with the terms of the ESPP.

Section 3.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.5 Dissenting Shares. Notwithstanding Section 3.1(b), to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL;

provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by Parent (and not the Company or Acquisition Sub), and the Aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Merger Closing Date. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of any of the shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company with respect thereto, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.6 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable merger consideration, as provided for in Section 3.1(b), for each share of Company Common Stock formerly represented by such Certificates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed with the SEC after December 31, 2009 and prior to the date of this Agreement (other than any disclosure in such Company SEC Documents (i) that is set forth under the captions “Risk Factors” or “Forward Looking Statements” or (ii) that is otherwise predictive, cautionary or forward-looking in nature), in each case, only if the nature and content of the applicable disclosure in such Company SEC Document is such that its relevance to a representation or warranty contained in this Article IV is reasonably apparent on the face of such disclosure or (b) as disclosed in any section of the separate definitive disclosure letter which has been delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) the relevance of which to the applicable representation or warranty in this Article IV is reasonably apparent on the face of such disclosure, the Company hereby represents and warrants to Parent as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Each of the Company and its subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation. Each of the Company and its subsidiaries has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.2 Certificate of Incorporation and Bylaws. The Company has made available to Parent true, correct and complete copies of the Restated Certificate of Incorporation and the Bylaws of the Company, each as amended to date. The Restated Certificate of Incorporation and the Bylaws of the Company and the equivalent organizational or governing documents of each of the Company’s subsidiaries are in full force and effect. None of the Company or any of its subsidiaries or, to the knowledge of the Company, any of the other parties thereto, is in violation of any provision of such organizational or governing documents, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of the Company’s preferred stock, par value $0.001 per share (the “Preferred Stock”). As of October 6, 2010 (the “Capitalization Date”), (i) 27,354,636 shares of Company Common Stock were issued and outstanding (of which 956,540 were shares of Company Restricted Stock), (ii) no shares of Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held in treasury and (iv) no shares of Company Common Stock were held by a subsidiary of the Company. As of the Capitalization Date, there were (i) 265,613 shares of Company Common Stock reserved for issuance pursuant to the ESPP, (ii) 1,312,530 shares of Company Common Stock reserved for issuance and not subject to grants of equity awards under the Company Plans, (iii) outstanding Company Options to purchase 253,843 shares of Company Common Stock and (iv) unvested and outstanding Company Restricted Stock Units with respect to 377,186 shares of Company Common Stock. Except as set forth above, as of the Capitalization Date, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, committed to, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the ESPP and the Company Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. Since the Capitalization Date, no shares of capital stock of the Company, no capital stock or other equity interests of any of the Company’s subsidiaries, and no other securities directly or indirectly convertible into, or exchangeable or exercisable for, capital stock of the Company, or capital stock or other equity interests of any of the Company’s subsidiaries, have been issued, other than shares of Company Common Stock issued upon the exercise of Company Options or shares of Company Common stock issued upon the vesting of Company Restricted Stock Units outstanding as of the close of business on the Capitalization Date.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth a correct and complete list, as of the close of business on the Capitalization Date, of the number of shares of

Company Common Stock subject to outstanding Company Options and Company Restricted Stock Units (in each case, vested and unvested), the number of outstanding unvested Company Restricted Stock, and the number of outstanding rights to purchase or receive shares of Company Common Stock or other outstanding rights or purchase or receive benefits based on the value of Company Common Stock, granted under the Company Plans, and for each category of shares or rights, the names of the persons to whom such Company Options, Company Restricted Stock Units and shares of Company Restricted Stock have been granted, the dates of grant, the exercise prices thereof and the vesting provisions thereof (if any). No bonds, debentures, notes or other indebtedness of the Company or its subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of capital stock of the Company, or capital stock or other equity interest of the Company’s subsidiaries, may vote are issued or outstanding. There are no outstanding contractual obligations of the Company or its subsidiaries, contingent or otherwise, to repurchase, redeem or otherwise acquire any shares of capital stock or other equity or voting interests of the Company or any of its subsidiaries or any obligations binding on the Company or any of its subsidiaries to grant or extend such rights (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Plans in the event the grantees fail to satisfy withholding Tax obligations). Except as set forth in this Section 4.3, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound pursuant to which any person is or may be entitled to receive any payment or other consideration or value based upon or valued by reference to the capital stock of the Company or capital stock or other equity interests of its subsidiaries, dividends paid on the capital stock of the Company or dividends paid or distributions made on the capital stock of the Company (other than ordinary course payments to employees of the Company or its subsidiaries (including bonus payments)). Neither the Company nor any of its subsidiaries is party to or, to the knowledge of the Company, bound by any contracts or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of its capital stock or other equity interests (other than agreements restricting the transfer of vested shares of Company Restricted Stock issued and outstanding under the Company Plans).

(c) Except as set forth above and except as expressly permitted under Section 6.1, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.

(d) As of October 6, 2010, there was no outstanding Indebtedness of the Company or its subsidiaries other than Indebtedness identified in Section 4.3(d) of the Company Disclosure Letter.

(e) The Company owns, directly or indirectly, beneficially and of record, all of the issued and outstanding shares of capital stock and other equity interests of its subsidiaries, free and clear of all Liens (other than any Liens described in clause (i) on the definition of “Permitted Lien”). No shares of capital stock or other voting securities of any subsidiary of the Company have been reserved for issuance to anyone other than the Company or any of its subsidiaries. Except for its interest in its subsidiaries, the Company does not own, directly or indirectly, any capital stock interest, equity membership interest, partnership interest, joint venture interest or other equity interest in any person. Neither the Company nor any of its subsidiaries is obligated to make any contribution to the capital of, make any loan to or guarantee the Indebtedness of any person (excluding the Company’s wholly-owned subsidiaries).

Section 4.4 Authority Relative to Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Stockholder Approval (if required by applicable Law), to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Offer and the Merger (other than, with respect to the Merger, the receipt of the Requisite Stockholder Approval (if required by applicable Law), as well as the filing of the Certificate of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.5 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Offer, the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (i) subject to obtaining the Requisite Stockholder Approval, conflict with or violate (x) the Restated Certificate of Incorporation or Bylaws of the Company or (y) the organizational or governing documents of any of the Company’s subsidiaries, (ii) assuming the consents, approvals and authorizations specified in Section 4.5(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law or Order applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise in others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, registration, franchise or other instrument or obligation to which the Company or any of its subsidiaries is bound, other than, in the case of clauses (ii) and (iii), any such violation, breach, default, right, termination, amendment, acceleration, cancellation or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Offer, the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of (i) the Exchange Act, the Securities Act or Blue Sky Laws, (ii) the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) the DGCL and (iv) the rules of NASDAQ, and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.6 Permits and Licenses. Each of the Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, registrations, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its subsidiaries to own, lease and operate the properties of the Company and its subsidiaries or to carry on its business as it is now being conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 Compliance with Laws. To the knowledge of the Company, the Company and its subsidiaries are, and since December 31, 2008 have been, in compliance with, and have not received written notice of any default or violation of, any Laws applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, in each case except for instances of non-compliance, default or violation that would not have, individually or in the aggregate, a Company Material Adverse Effect. This Section 4.7 shall not apply to any of the subject matters addressed in Section 4.8 (Company SEC Documents; Financial Statements), Section 4.10 (Disclosure Controls and Procedures), Section 4.14 (Employee Benefit Plans), Section 4.15 (Labor Matters), Section 4.16 (Trademarks, Patents and Copyrights), or Section 4.17 (Taxes).

Section 4.8 Company SEC Documents; Financial Statements.

(a) Since December 31, 2008, the Company has filed with the SEC all material forms, documents and reports required to be filed or furnished by it with the SEC (the forms, documents, and reports filed with the SEC, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended, as of the date of the last such amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC by the Company.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) in conformity with GAAP (except as may be indicated therein or in the notes thereto) and applicable accounting requirements and published rules and regulations of the SEC.

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing application and other rules and regulations of NASDAQ. As of the date of this Agreement, neither Company nor any of its subsidiaries has outstanding “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

Section 4.9 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its subsidiaries expressly for inclusion or incorporation by reference in (a) the Offer Documents, the Schedule 14D-9 or the information statement required in connection with the Offer under Rule 14f-1 promulgated under the Exchange Act (together with any amendments or supplements thereto, the “Information Statement”) will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the proxy statement relating to the adoption by the stockholders of the Company of this Agreement (together with any amendments or supplements thereto, the “Proxy Statement”) will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.10 Disclosure Controls and Procedures. The Company has established and maintains disclosure controls and procedures over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods.

Section 4.11 Absence of Certain Changes or Events. From January 30, 2010 through the date of this Agreement, (a) the businesses of the Company and its subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect and (c) there has not occurred any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would have breached any of the covenants contained in Section 6.1(a), Section 6.1(c), Section 6.1(f), Section 6.1(g), Section 6.1(h), Section 6.1(i), Section 6.1(j), Section 6.1(l), or Section 6.1(m).

Section 4.12 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Company’s financial statements as of January 30, 2010 (as amended or restated, if applicable) or the notes thereto included in the Company’s annual report on Form 10-K for the period ended January 30, 2010, (b) as reflected or reserved against in the Company’s financial statements (as amended or restated, if applicable) as of July 31, 2010 or the notes thereto included in the Company’s quarterly reports on Form 10-Q for the periods ending May 1, 2010 and July 31, 2010 (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such financial statements, (d) for liabilities incurred on behalf of the Company or any subsidiary in connection with this Agreement and (e) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business consistent with past practice, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet (or the notes thereto) of the Company and its subsidiaries, other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Absence of Litigation. There is no claim, action, audit, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any of their respective properties or assets at law or in equity, and there are no Orders, by or before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14 Employee Benefit Plans.

(a) Each Company Benefit Plan has been operated and administered in accordance with its terms and applicable Law, including, but not limited to, ERISA and the Code, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending, or the knowledge of the Company threatened, investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Company Benefit Plans) against or involving any Company Benefit Plan or asserting any rights to or claims for benefits under any Company Benefit Plan, other than any such investigations, proceedings, or claims that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No Company Benefit Plan is a Multiemployer Plan nor is any Company Benefit Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No

liability under Title IV of ERISA, Section 302, Section 409 or Section 502 of ERISA or Section 4975 of the Code has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of any such liability being asserted, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have not been paid when due) and other than liabilities that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination or opinion letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on such qualification or tax-exempt status.

(d) No Company Benefit Plan provides welfare benefits or coverage beyond termination of employment, except to the extent required under Part 6 of Subtitle B of Title I of ERISA or any similar state law.

(e) The consummation of the transactions contemplated by this Agreement, or of any of them, will not, alone or when considered in conjunction with any other event, result in the payment of any “excess parachute payment” as that term is defined in Section 280G of the Code.

Section 4.15 Labor Matters. There is no labor trouble (including any work slowdown, strike, picket, or lockout), or, to the knowledge of the Company, threat thereof, by or with respect to any employee of the Company or any of its subsidiaries, except where such strike or lockout would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, the Company is not a party to any collective bargaining agreement or similar agreement or arrangement with any labor union, and no labor representation petition has been filed or proceedings instituted or threatened by or on behalf of any employee or group of employees of the Company or any of its subsidiaries. To the Company’s knowledge, there is not currently any activity or proceeding by any labor union (or representative thereof) or employee group to organize employees. Since December 31, 2008, the Company has complied with all Laws relating to the employment of labor, including without limitation any provisions relating to wages, hours, or the classification of employees as exempt or non-exempt for overtime purposes, or the classification of individuals as independent contractors or consultants, except where non-compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its subsidiaries own or have the right to use or exploit in the manner currently exploited all patents, trademarks, trade names, trade dress, copyrights, rights of privacy and publicity, Internet domain names, service marks, trade secrets and other intellectual property rights, however denominated, throughout the world (the “Intellectual Property Rights”) that are exploited and material to the business of the Company and its subsidiaries as currently conducted (collectively with all Intellectual Property Rights owned by the Company, the “Company Intellectual Property Rights”), and (ii) neither the Company nor any of its subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity or enforceability of any of the Company Intellectual Property Rights and, to the knowledge of the Company the Company Intellectual Property is valid and enforceable. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a subsidiary of the Company is the sole and exclusive owner of all items of all registered marks and trade dress, and registered copyrights owned by the Company (the “Registered Intellectual Property”), and there are no Liens on any item of Registered Intellectual Property other than Permitted Liens.

(b) To the Company’s knowledge, the conduct of the business of the Company and its subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other person, except for any such infringement that would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement by the Company or any of its subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s knowledge, no other person has infringed any Company Intellectual Property Rights during the twelve (12) months preceding the date hereof, except for any such infringement as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the knowledge of the Company, neither the Company nor any subsidiary has improperly collected, maintained, used or disclosed the social security numbers, credit card numbers or other personally identifiable information of any natural person and, in any event, has not collected, maintained or used any personally identifiable information in any manner that is not in material compliance with applicable Law and with the requirements of any privacy or security policy established by the Company or a subsidiary, except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17 Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its subsidiaries have duly and timely filed (taking into account any extensions) all income and non-income Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate ; (b) the Company and each of its subsidiaries have timely paid all Taxes payable by any of them, except Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP in the financial statements of the Company included in the Company SEC Documents; (c) the Company and each of its subsidiaries have withheld and timely paid over to the appropriate taxing authorities all Taxes that any of them is required to withhold from amounts owing to any employee, independent contractor, creditor, shareholder or other third party; (d) there are no pending or threatened (in writing) audits, examinations, investigations or other proceedings in respect of income or other material Taxes of the Company or any of its subsidiaries; (e) there are no Liens for Taxes on any of the assets of the Company or any of its subsidiaries other than Permitted Liens; (f) no deficiency with respect to Taxes of the Company or any of its subsidiaries has been proposed, asserted or assessed which has not been fully paid or adequately reserved for in accordance with GAAP in the financial statements of the Company included in the Company SEC Documents; (g) no waiver or extension of any period for assessment or assertion of Taxes or any statute of limitations relating to Taxes has been agreed to by the Company or any of its subsidiaries; (h) neither the Company nor any of its subsidiaries has any liability for the Taxes of any other person (other than the Company or its subsidiaries), including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor; and (i) neither the Company nor any of its subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

Section 4.18 Material Contracts.

(a) As of the date hereof, neither the Company nor any of its subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (each contract of the type described in this Section 4.18(a) being referred to herein as a “Company Material Contract”).

(b) Neither the Company nor any subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company and, to the knowledge of the Company, is in full force and effect, except as would not have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.19 Real Property. Section 4.19 of the Company Disclosure Letter sets forth the real estate owned by the Company or one of its subsidiaries (the “Owned Real Property”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or one of its subsidiaries has good and marketable fee simple title to the Owned Real Property and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Liens), (b) none of the Company, any of its subsidiaries or any Owned Real Property is in material default under any agreement evidencing any Lien or other agreement affecting the Owned Real Property, (c) the Company or one of its subsidiaries has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Permitted Liens), and (d) the Company or one of its subsidiaries owns or leases all of the material personal property shown to be owned or leased by the Company or any of its subsidiaries reflected in the latest audited financial statements included in the SEC Documents or acquired after the date thereof, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the ordinary course of business since the date of the latest audited financial statements included in the SEC Documents.

Section 4.20 Inventory. Subject to any reserve therefor in the Company’s financial statements (as amended or restated, if applicable) included in the Company’s quarterly report on Form 10-Q for the period ended July 31, 2010, at July 31, 2010, all Inventories (including Inventory ordered but not yet received) consisted of items of a quality usable or saleable in the ordinary course of business consistent with past practices and were in quantities reasonably sufficient for the normal operation of the business of the Company and its subsidiaries in accordance with past practices. Since July 31, 2010, the Company and its subsidiaries have continued to replenish their Inventory and to dispose of out-of-season and slow-moving Inventory in a normal and customary manner consistent with past practices prevailing in the business of the Company and its subsidiaries. The Company and its subsidiaries maintain policies, practices and procedures with respect to the adequate security and safeguard of Inventory and other assets (including, with respect to employee and third-party theft and other loss), in each case consistent with past practices prevailing in the business of the Company and its subsidiaries. As used in this Section 4.20, the term “Inventory” means the inventories of raw materials, work-in-process (including semi-finished goods) and finished goods or products (including in-transit inventory) used, useable or otherwise saleable in the ordinary course of the business of the Company and its subsidiaries, calculated in accordance with the lower of cost or market method, in accordance with GAAP.

Section 4.21 Suppliers. None of the ten (10) largest suppliers, vendors or purchasing agents to the Company and its subsidiaries (determined by the amount of total payments) for each of the twelve (12) month period ended January 30, 2010 and the six (6) month period ended July 31, 2010 has reduced or otherwise discontinued, or, to the knowledge of the Company, threatened to reduce or discontinue, supplying such goods, materials or services to the Company or any of its subsidiaries, or made, or threatened to make, any change to the terms pursuant to which it has agreed to supply goods, materials or services to the Company that is adverse to the Company or any of its subsidiaries, except for such reduction, discontinuation or changes as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.22 Insurance. Except as would no have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies maintained by the Company and its subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, and (b) neither the Company nor any of its subsidiaries is in breach or default of any of the material insurance policies, and neither the Company nor any of its subsidiaries has taken any action, or failed to take any action, which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the material insurance policies. Since January 1, 2010 through the date hereof, neither the Company nor any of its subsidiaries has received any notice of termination or cancellation or, as of the date hereof, denial of coverage with respect to any material insurance policy maintained by the Company or any of its subsidiaries or any material claim made pursuant to any such insurance policy.

Section 4.23 Opinions of Financial Advisors. The board of directors of the Company has received the opinions of Goldman, Sachs & Co. and Peter J. Solomon Company, on or prior to the date of this Agreement, to the effect that, as of the date of such opinions and subject to the assumptions and limitations set forth therein, the Offer Price payable to each holder (other than shares of Company Common Stock held by the Company as treasury stock, held by a wholly owned subsidiary of the Company, held by Parent and its affiliates or Dissenting Shares) of outstanding Company Common Stock pursuant to the agreement is fair to such holders from a financial point of view.

Section 4.24 Takeover Statutes. Assuming the accuracy of the representation contained in Section 5.15, the board of directors of the Company has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law, including Section 203 of the DGCL (collectively, “Takeover Statutes”) inapplicable to this Agreement, the Offer, the Merger or any other transaction contemplated by this Agreement. There are no “anti-takeover” provisions in any organizational documents of any of the Company’s subsidiaries. The Company is not party to or subject to a rights agreement, a “poison pill” or similar agreement or plan.

Section 4.25 Vote Required. If required by applicable Law, the affirmative vote of the holders of outstanding Company Common Stock representing at least a majority of all the votes entitled to be cast thereupon by holders of Company Common Stock (the “Requisite Stockholder Approval”) is the only vote of holders of securities of the Company that is necessary to adopt this Agreement and approve the transactions contemplated hereby.

Section 4.26 Brokers. No broker, finder or investment banker other than Goldman, Sachs & Co. and Peter J. Solomon Company is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Section 4.26 of the Company Disclosure Letter sets forth the Company’s good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses it will incur to any Third Party in connection with this Agreement and the transactions contemplated hereby.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and in any certificate delivered pursuant to Section 7.2(d) or the second paragraph of Annex I, neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Acquisition Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Acquisition Sub or any other person resulting from the distribution or failure to distribute to Parent or Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Acquisition Sub in the electronic data room for Project Giraffe run by Intralinks, Inc. and maintained by the Company for purposes of the Offer, the Merger and the other transactions contemplated by this Agreement (the “Electronic Data Room”) or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV and in any certificate delivered pursuant to Section 7.2(d) or the second paragraph of Annex I.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the separate disclosure letter which has been delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as of the date hereof as follows:

Section 5.1 Organization and Qualification; Subsidiaries. Each of Parent and Acquisition Sub is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Acquisition Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failures to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.2 Certificate of Incorporation, Bylaws, and Other Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub (collectively, “Parent Organizational Documents”). The Parent Organizational Documents are in full force and effect. None of Parent, Acquisition Sub or, to the knowledge of Parent, any of the other parties thereto are in violation of any provision of the Parent Organizational Documents, as applicable, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.3 Authority Relative to Agreement. Each of Parent and Acquisition Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer, the Merger and the Financing. The execution and delivery of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby, including the Offer, the Merger and the Financing, have been or will be duly and validly authorized by all necessary corporate action of Parent and Acquisition Sub (and, with respect to Acquisition Sub, by its sole stockholder), and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Offer, the Merger and the Financing (other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.4 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement by Parent and Acquisition Sub, the consummation by Parent or Acquisition Sub of the transactions contemplated by this Agreement, including the Offer, the Merger and the Financing, or compliance by Parent or Acquisition Sub with any of the provisions of this Agreement will (i) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of (x) Parent or (y) Acquisition Sub, (ii) assuming the consents, approvals and authorizations specified in Section 5.4(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Acquisition Sub or by which any property or asset of Parent or Acquisition Sub is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than, in the case of the Financing, any Lien required or permitted thereunder) on any property or asset of Parent or Acquisition Sub pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Acquisition Sub is a party or by which Parent or Acquisition Sub or any property or asset of Parent or Acquisition Sub is bound, other than, in the case of clauses (ii) and (iii), for any such violations, breaches, defaults, rights, terminations, amendments, accelerations, or cancellations which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) None of the execution and delivery of this Agreement by Parent and Acquisition Sub, the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, including the Offer, the Merger and the Financing, or compliance by Parent or Acquisition Sub with any of the provisions of this Agreement will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, any applicable Antitrust Laws, the DGCL and the rules of NASDAQ, and except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5 Absence of Litigation. As of the date hereof, there is no claim, action, proceeding, or investigation pending or, to the knowledge of Parent or Acquisition Sub, threatened against Parent, Acquisition Sub, any Guarantor, any of their respective affiliates or any of their respective properties or assets, at law or in equity, and there are no Orders by or before any arbitrator or Governmental Authority, in each case that, individually or in the aggregate, would reasonably expected to have a Parent Material Adverse Effect. As of the date hereof, there is no judgment outstanding against Parent, Acquisition Sub, any Guarantor or any of their respective affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to tender its shares of Company Common Stock in the Offer or to vote to adopt this Agreement or the Merger or (ii) agrees to vote against, or not to tender its shares of Company Common Stock in, any Superior Proposal; or (b) any third party has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Equity Commitment Letter) to Parent or the Company to finance in whole or in part the Offer or the Merger.

Section 5.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Acquisition Sub expressly for inclusion or incorporation by reference in (a) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 Financing

(a) Parent has delivered to the Company true, correct and complete copies of the executed commitment letter from Credit Suisse Securities (USA) LLC, Credit Suisse AG and Morgan Stanley Senior Funding, Inc., including any related fee letter in redacted form (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein on the terms set forth therein to Acquisition Sub for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”), and (ii) the executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitments”) from Bain Capital Fund X, L.P. (the “Guarantor”) pursuant to which the Guarantor has committed to invest the amounts set forth therein on the terms set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereto with respect to the provisions specified therein.

(b) As of the date hereof, all of the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and Acquisition Sub and, to the knowledge of Parent as of the date hereof, the other parties thereto. There are no side letters or other agreements, contracts or arrangements (except for customary fee letters and engagement letters, complete copies of which have been provided to the Company, with only the fee amounts and certain other terms (none of which would adversely effect the amount or availability of the Debt Financing) redacted) relating to the Financing Commitments between Parent, Acquisition Sub or the Guarantor, on the one hand, and the providers of the Financing, on the other hand. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Acquisition Sub under any term, or a failure of any condition, of the Financing Commitments or otherwise result in any portion of the Financing contemplated thereby to be unavailable on or before the Business Day next succeeding the last day of the Marketing Period. Assuming the accuracy of the representations and warranties set forth in Article IV and compliance by the Company with its covenants and agreements hereunder, as of the date of this Agreement neither Parent nor Acquisition Sub has reason to believe that Acquisition Sub would be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it. Parent and/or Acquisition Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Assuming the accuracy of the representations and warranties set forth in Article IV and compliance by the Company of its covenants and agreement hereunder and subject to the satisfaction of the conditions of the Financing, the aggregate proceeds from the Financing, together with the cash and cash equivalents available to the Company, are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and Acquisition Sub’s obligations under this Agreement, including the payment of the Offer Price in respect of each share of Company Common Stock validly tendered and accepted for payment in the Offer, the Aggregate Merger Consideration and the payment of all associated costs and expenses of the Offer and the Merger (including any repayment or refinancing of Indebtedness of Parent, Acquisition Sub or the Company required in connection therewith). There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in or contemplated by the Financing Commitments.

(c) As of the date hereof, Parent has no knowledge of any direct or indirect limitation or other restriction on the ability of the lender parties to the Debt Commitment Letter to provide financing for other potential purchasers of the Company.

Section 5.9 Guaranty. Concurrently with the execution of this Agreement, Parent and Acquisition Sub have delivered to the Company the Guaranty of the Guarantor, dated as of the date hereof, in respect of the full amount of the Reverse Termination Fee, all the fees and expenses payable by Parent or Acquisition Sub pursuant to this Agreement and all liabilities and damages payable by Parent or Acquisition Sub pursuant to Section 8.2, up to the aggregate amount set forth therein. The Guaranty is in full force and effect and is a valid and binding obligation of each Guarantor, enforceable against such Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity) and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of any Guarantor under the Guaranty.

Section 5.10 Capitalization of Acquisition Sub. As of the date of this Agreement, the authorized share capital of Acquisition Sub consists of 1000 shares, par value $$0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent or an assignee of Parent in accordance with Section 9.5. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 5.11 Interest in Competitors. Parent, Acquisition Sub and Guarantor do not own any interest, nor do any of their respective affiliates insofar as such affiliate-owned interests would be attributed to Parent, Acquisition Sub or Guarantor under the HSR Act, in any entity or person that derives revenues from products, services or lines of business within the Company’s products, services or lines of business.

Section 5.12 Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 5.13 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any Guarantor.

Section 5.14 Solvency. None of Parent, Acquisition Sub and the Guarantor is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its subsidiaries. As of the date hereof, Parent’s and Acquisition Sub’s sole asset is cash in a de minimis amount (less than $1,000) and its sole liabilities are those incidental to its formation or relating to the transactions contemplated by this Agreement. Assuming (i) that the Company is Solvent immediately prior to the Effective Time (and for the avoidance of doubt, before giving effect to the incurrence of the Debt Financing and the consummation of the transactions contemplated by this Agreement and such Debt Financing), and (ii) the accuracy of the representations and warranties of the Company set forth in Article IV in all material respects (but without giving effect to any knowledge, materiality or Company Material Adverse Effect qualification or exception contained therein), at the Effective Time each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Offer Price and the Aggregate Merger Consideration, any repayment or refinancing of debt that may be contemplated in the Debt

Commitment Letter, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and expenses (with respect to fees and expenses of the Company incurred prior to the Effective Time, assuming the material accuracy of the estimates thereof set forth on Section 4.26 of the Company Disclosure Letter), be Solvent at and immediately after the Effective Time. As used in this Section 5.14, the term “Solvent” means, with respect to a particular date, that on such date, in each case on a consolidated basis (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its subsidiaries will exceed their debts, (b) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its subsidiaries have not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.14, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.15 DGCL Section 203. Neither Parent or Acquisition Sub is, nor at any time during the last three (3) years has either Parent or Acquisition Sub been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.16 Parent Ownership of Company Securities. As of the date of this Agreement, Parent, the Guarantor and their respective subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 5.17 WARN Act. Parent and Acquisition Sub are neither planning nor contemplating, and Parent and Acquisition Sub have neither made nor taken, any decisions or actions concerning the Company Employees after the Closing that would require the service of notice under the WARN Act or similar local laws.

Section 5.18 Management Agreements. Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between any Guarantor, Parent or Acquisition Sub or any of their respective affiliates, on the one hand, and any member of the Company’s management or the board of directors or any of the Company’s affiliates, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.19 Acknowledgement of Disclaimer of Other Representations and Warranties. Parent and Acquisition Sub acknowledge that, as of the date hereof and to the knowledge of

Parent, they and their Representatives (a) have received full access to (i) such books and records, facilities, equipment, contracts and other assets of the Company which they and their Representatives, as of the date hereof, have requested to review and (ii) the Electronic Data Room, and (b) have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Parent and Acquisition Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) neither the Company nor any of its subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Offer and the Merger and Parent and Acquisition Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement or any certificate delivered pursuant to Section 7.2(d) or the second paragraph of Annex I, (b) no person has been authorized by the Company or any of its subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Offer and Merger, and if made, such representation or warranty must not be relied upon by Parent or Acquisition Sub as having been authorized by such entity, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub or any of their Representatives, including any materials or information made available in the Electronic Data Room or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article IV and in any certificate a delivered pursuant to Section 7.2(d) or the second paragraph of Annex I. Each of Parent and Acquisition Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and its subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Offer, the Merger and the Financing, each of Parent and Acquisition Sub has relied on the results of its own independent investigation.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly permitted pursuant to this Agreement, or (d) as set forth in Section 6.1 of the Company Disclosure Letter, (x) the business of the Company and its subsidiaries shall be conducted only in, and such entities shall not take any action except in, the ordinary course of business and in a manner consistent with past practice in all material respects; provided, however, that no action by the Company or its subsidiaries with respect to matters specifically addressed by any provision of this Section 6.1 shall be deemed a breach of this clause (x) unless such action would constitute a breach of such specific provision; and (y) the Company shall not and shall not permit its subsidiaries to:

(a) amend or otherwise change the Restated Certificate of Incorporation or the Bylaws of the Company (or such equivalent organizational or governing documents of any of its subsidiaries);

(b) except for transactions among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, or as otherwise contemplated in Section 6.1(e), issue, sell, pledge, dispose, encumber or grant any shares of its or its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock or other equity interests; provided, however that (i) the Company may issue shares upon the vesting of any Company Restricted Stock, the exercise of any Company Option, or payment of any Company Restricted Stock Unit outstanding as of the date hereof or as may be granted after the date hereof under Section 6.1(e), and (ii) the Company may issue shares required by the employment agreements, offer letters set forth on Section 6.1(b) of the Company Disclosure Letter and Company Benefit Plans existing as of the date hereof;

(c) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its subsidiaries’ capital stock, other than dividends paid by any subsidiary of the Company to the Company or any wholly owned subsidiary of the Company;

(d) except as required pursuant to existing written agreements, or written agreements for newly hired employees entered into in the ordinary course of business, Company Benefit Plans in effect as of the date hereof or as otherwise required by Law, (i) increase the compensation or other benefits payable or to become payable to employees, directors or executive officers of the Company or any of its subsidiaries, except for increases in cash compensation in the ordinary course of business consistent with past practice for employees other than directors and officers, (ii) grant any severance or termination pay to, or enter into any severance agreement with, any employee, director or executive officer of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice with respect to employees other than directors and officers, (iii) enter into any employment agreement (other than offer letters to new hires in the ordinary course of business) with any employee or executive officer of the Company (except for extension of employment agreements existing on the date hereof, in the ordinary course of business consistent with past practice), or (iv) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries;

(e) grant, confer or award, except as may be required under the agreements set forth in Section 6.1(e) of the Company Disclosure Letter, any options, convertible securities, restricted stock, restricted stock units or other rights to acquire any of its or its subsidiaries’ capital stock or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option under any existing stock plan (except as otherwise provided by the terms of any unexercisable options or other equity awards outstanding on the date hereof);

(f) acquire (including by merger, consolidation, or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to acquisitions with collective purchase prices not exceeding $20,000,000 in the aggregate;

(g) incur any long-term Indebtedness for borrowed money or guarantee any such indebtedness for any person (other than a Company subsidiary) except for Indebtedness (i) incurred under the Company’s existing credit facilities or incurred to replace, renew, extend, refinance or refund any existing indebtedness, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement, (iii) incurred under letters of credit in the ordinary course of business, or (iv) as otherwise required in the ordinary course of business consistent with past practice;

(h) modify or amend any Company Material Contract with a term longer than one (1) year which cannot be terminated without material penalty upon notice of ninety (90) days or less other than (i) in the ordinary course of business or (ii) which would not have, individually or in the aggregate, a Company Material Adverse Effect;

(i) make any material change to its methods of accounting in effect at January 30, 2010, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a change in applicable Law or (iv) as disclosed in the Company SEC Documents;

(j) reclassify, combine, split or subdivide any of its capital stock;

(k) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, other than (i) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Option, (ii) the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Plans, (iii) the acquisition by the Company in the ordinary course of business in connection with terminated employees of Company Options and Company Restricted Stock Units in connection with the forfeiture of such awards pursuant to the terms of the Company Plans and in any event at a price per share not in excess of the fair market value of such award or the Offer Price, and (iv) the acquisition by the trustee of the 401(k) Plan maintained by the Company of shares of Company Common Stock in order to satisfy participant elections under the 401(k) Plan maintained by the Company;

(l) loan or advance any money or other property to, or enter into any transaction with, any current or former director or officer of the Company (other than advancement of reimbursable expenses);

(m) (i) settle (A) any legal action or proceeding, in each case made or pending against the Company or any of its subsidiaries, other than settlements that require payments by the Company or any of its subsidiaries (net of insurance proceeds) in an amount not to exceed $500,000 individually or $10,000,000 in the aggregate, and that do not require any material actions or impose any material restrictions on the business or operations of the Company and its subsidiaries and (B) any legal action or proceeding involving any holder or group of holders of the Company Common Stock other than in accordance with Section 6.18; or (ii) enter into any contract or agreement providing for aggregate obligations under such contract or agreement, or payments by the Company or any of its subsidiaries, in excess of $25,000,000 other than, with respect to clause (ii), purchases and sales of inventory in the ordinary course of business; or

(n) enter into any agreement to do any of the foregoing.

Section 6.2 Proxy Statement.

(a) Preparation and Filing of Proxy Statement. Subject to Section 6.6, the Company shall, as soon as reasonably practicable, and in any event within three (3) Business Days, following the Solicitation Period End Date (or such earlier date as the Company may determine in its sole discretion), prepare and file with the SEC the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Proxy Statement. The Proxy Statement shall comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b) Mailing of Proxy Statement; Amendments. If the adoption of this Agreement by the Company’s stockholders is required by applicable Law, the Company shall cause the Proxy Statement to be mailed to the holders of Company Common Stock as of the record date established for the Stockholders’ Meeting as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement; provided, however, that the Company shall not be required to (but may determine in its sole discretion to) mail the Proxy Statement prior to the Solicitation Period End Date. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Parent, Acquisition Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

(c) Cooperation. Parent shall furnish to the Company all information concerning Parent and Acquisition Sub required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response and shall in good faith consider such comments reasonably proposed by Parent.

Section 6.3 Stockholders’ Meeting. If the adoption of this Agreement by the Company’s stockholders is required by applicable Law, the Company shall, as promptly as reasonably practicable after the later of (i) the Offer Closing Date, (ii) the Offer Termination Date and (iii) the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement, take all action necessary in accordance with applicable Law, the rules of NASDAQ and the Restated Certificate of Incorporation and the Bylaws of the Company to duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Requisite Stockholder Approval. Subject to the ability of the board of directors of the Company to make an Adverse Recommendation Change in accordance with Section 6.6(d) (but, for the avoidance of doubt, unless this Agreement is terminated pursuant to Section 8.1, any such Adverse Recommendation Change shall not relieve the Company of its obligation to give notice of, convene and hold a meeting of its stockholder in accordance with this Section 6.3), the board of directors of the Company shall make the Company Recommendation with respect to the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, and shall include such recommendation in the Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Stockholders’ Meeting (i) with Parent’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), as necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Stockholders’ Meeting, and (ii) if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Stockholders’ Meeting. Notwithstanding the foregoing, if, following the Offer Closing and the exercise, if any, of the Top-Up Option, Parent and its affiliates shall own at least ninety percent (90%) of the outstanding shares of Company Common Stock, the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Acquisition Sub of any shares of Company Common Stock held by Parent or its affiliates, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Stockholders’ Meeting in accordance with Section 253 of the DGCL.

Section 6.4 Appropriate Action; Consents; Filings.

(a) Subject to all the terms and conditions hereunder (including Section 6.6), the parties hereto will use their respective reasonable best efforts to satisfy the conditions to the other party’s (with respect to Parent and Acquisition Sub) or other parties’ (with respect to the Company) obligations (unless, with respect to any action, another standard of performance is expressly provided for herein) to consummate and make effective the transactions contemplated hereby, including (i) the taking of all acts necessary to cause (A) in the case of the Company, the

Offer Conditions set forth in Annex I and the conditions to the Merger Closing set forth in Section 7.1 and Section 7.2 to be satisfied, or (B) in the case of Parent and Acquisition Sub, the conditions to the Merger Closing set forth in Section 7.1 and Section 7.3 to be satisfied, (ii) the obtaining of all necessary actions or nonactions, consents and approvals from Governmental Authorities or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions, including the Offer and the Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Each of the parties hereto shall promptly (and in no event later than ten (10) Business Days following the date that this Agreement is executed) make and not withdraw its respective filings, and thereafter make any other required submissions under the HSR Act with respect to the transactions contemplated hereby, including the Offer, the Merger and the Top-Up Option.

(b) Parent and Acquisition Sub agree to take (and to cause their affiliates to take) promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement, including the Offer and the Merger, as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement. Further, and for the avoidance of doubt, Parent will take any and all actions necessary in order to ensure that (x) no requirement for any non-action by or consent or approval of the Antitrust Division, the FTC or other foreign or U.S. Governmental Authority with respect to any Antitrust Laws, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding with respect to any Antitrust Laws, and (z) no other matter relating to any Antitrust Laws, would preclude consummation of the Offer or the Merger by the Termination Date.

(c) Each of Parent and the Company shall give (or shall cause its respective subsidiaries to give) any notices to third parties, and Parent shall use, and cause each of its affiliates to use, its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with Parent in its efforts, to obtain any third party consents not covered by paragraphs (a) and (b) above that are necessary or, in Parent’s reasonable judgment, proper or advisable to consummate the Merger; provided, however, that Parent shall promptly reimburse the Company for any reasonable expenses and costs incurred in connection with the Company’s or its affiliates’ obligations under this Section 6.4(c). Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement, in each case other than as prohibited by applicable Law and except for so-called 4C documents and other documents customarily withheld. Notwithstanding the foregoing, obtaining any third party consents pursuant to this Section 6.4(c) shall not be considered a condition to the obligations of the Parent and Acquisition Sub to consummate the Offer or the Merger.

(d) Notwithstanding the foregoing provisions of this Section 6.4 or any other provision of this Agreement, the obligations of Parent and Acquisition Sub to seek to obtain the Financing shall be as set forth in Section 6.12.

Section 6.5 Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law and contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, the Company will provide to Parent, Acquisition Sub, their respective financing sources and their respective directors, officers, employees, consultants, advisors (including, without limitation, attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours to the Company’s and its subsidiaries’ properties, books, contracts and records and other information as Parent may reasonably request regarding the business, assets, liabilities, employees and other aspects of the Company and its subsidiaries (but not including access to perform physical or environmental examinations or to take samples of soil, ground water, air or products); provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (i) breach any agreement with any Third Party entered into prior to the date hereof in a material way, (ii) constitute a waiver of the attorney-client or other privilege held by the Company, or (iii) otherwise materially violate any applicable Laws (with respect to each of clauses (i), (ii) and (iii) above, it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to cause such a breach, waiver or violation).

(b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement; provided, however, that, notwithstanding the terms of the Confidentiality Agreement, Parent may provide information of the type covered by the Confidentiality Agreement to potential sources of debt or equity financing (including prospective lenders and investors) and to rating agencies during syndication of the Debt Financing (including any alternative financing), subject to customary confidentiality arrangements with such persons regarding such information.

Section 6.6 Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the day that is forty (40) days following the date of this Agreement (the “Solicitation Period End Date”), the Company and its subsidiaries and their respective Representatives shall have the right (acting under the direction of the board of directors of the Company or any committee thereof) to, directly or indirectly, (i) solicit, initiate, facilitate and encourage any Competing Proposals, including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, however, that any material non-public information concerning the Company or its subsidiaries provided to any Third Party given such access shall, to the extent not previously provided to Parent or Acquisition Sub, be provided to Parent or Acquisition Sub as promptly as reasonably practicable (and in no event later than 48 hours) after it is provided to such Third Party (which requirement may be satisfied by posting such information to the Electronic Data Room); and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Competing Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Competing Proposal. In addition, the Company shall not provide any commercially sensitive non-public information to any competitor of the Company or any of its subsidiaries in connection with the actions contemplated by this Section 6.6, except in a manner reasonably designed to protect the Company if no Alternative Acquisition Agreement is agreed to with such person.

(b) Except as expressly permitted by this Section 6.6, from and after the Solicitation Period End Date, the Company shall, and shall cause each of its Representatives to (i) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Parties that may be ongoing with respect to a Competing Proposal, and (ii) request any such Third Party to promptly return or destroy all confidential information concerning the Company and its subsidiaries. Except as expressly permitted by this Section 6.6, the Company shall not, and shall cause each of its Representatives not to, from and after the Solicitation Period End Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (ii) engage in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its subsidiaries to, or afford access to the books or records or officers of the Company or its subsidiaries to, any Third Party that, to the knowledge of the Company, is seeking to make, or has made, a Competing Proposal, (iii) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”); (iv) take any action to make the provisions of any Takeover Statute inapplicable to any transactions contemplated by a

Competing Proposal; or (v) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of a Competing Proposal (other than to the extent the Company’s board of directors determines in good faith, after consultation with its financial and legal advisors, that failure to take any of such actions under clauses (iv) or (v) would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law and is necessary to facilitate a Competing Proposal in compliance with Section 6.6), or propose to do any of the foregoing. No later than two (2) Business Days following the Solicitation Period End Date, the Company shall, if requested by Parent or Acquisition Sub, notify Parent and Acquisition Sub in writing of the identity of Exempted Persons that submitted a Competing Proposal on or before the Solicitation Period End Date and an unredacted copy of their Competing Proposals (including any materials relating to such Exempted Person’s proposed debt financing, if any), and will keep Parent reasonably informed of any material changes to the terms of such Competing Proposal or relating financing. Notwithstanding the commencement of the obligations of the Company under this Section 6.6(b), from and after the Solicitation Period End Date, the Company may continue to engage in the activities described in clauses (i) through (iii) of this Section 6.6(b) with respect to a Competing Proposal submitted by an Exempted Person on or before the Solicitation Period End Date (and not subsequently withdrawn) until 11:59 p.m. (Pacific time) on the 20th day following the Solicitation Period End Date (the “Cut-Off Date”), including with respect to any amended or revised Competing Proposal submitted by such Exempted Person on or before the Cut-Off Date (but not a withdrawn Competing Proposal); provided, however, that, only in the case of clause (iii) above, the obligations in Section 6.6(d), Section 6.6(e) and Section 6.6(f)) shall apply at all times to all Competing Proposals of any Exempted Person.

(c) Notwithstanding anything to the contrary contained in Section 6.6(b), at any time after the Solicitation Period End Date and prior to the earlier to occur of the Offer Closing and obtaining the Requisite Stockholder Approval, the Company or its board of directors, directly or indirectly through its Representatives, may (i) furnish nonpublic information to any Third Party making a Competing Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement and (B) any material non-public information concerning the Company or its subsidiaries provided to any Third Party given such access shall, to the extent not previously provided to Parent or Acquisition Sub, be provided to Parent or Acquisition Sub as promptly as reasonably practicable after it is provided to such Third Party (which requirement may be satisfied by posting such information to the Electronic Data Room)), and (ii) engage in discussions or negotiations with such Third Party with respect to the Competing Proposal if: (x) such Third Party has submitted a Competing Proposal which the board of directors of the Company determines in good faith, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the board of directors of the Company determines in good faith, after consultation with legal counsel, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that in each of clauses (i) and (ii) above, such Competing Proposal was not solicited in violation of this Section 6.6. Prior to taking any of the actions referred to in this Section 6.6(c), the Company shall notify Parent and Acquisition Sub orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations as provided in this Section 6.6(c).

(d) Except as expressly permitted by this Section 6.6(d), neither the board of directors of the Company nor any committee thereof shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Acquisition Sub, the Company Recommendation; (ii) fail to include the Company Recommendation in the Proxy Statement; or (iii) after the Solicitation Period End Date (or if there is any Competing Proposal from an Exempted Person outstanding as of the Solicitation Period End Date, the Cut Off Date), if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Competing Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof; (iv) approve or recommend, or publicly propose to approve or recommend, any Competing Proposal made or received after the date hereof (any of the actions described in clauses (i) through (iv) of this Section 6.6(d), an “Adverse Recommendation Change”); or (v) cause or permit the Company to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the earlier to occur of the Offer Closing and obtaining the Requisite Stockholder Approval, the board of directors of the Company shall be permitted (x) to terminate this Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, subject to compliance with Section 6.6(e) and the concurrent payment of any amount owed the Company pursuant to Section 8.3, if the board of directors of the Company (A) has received a Competing Proposal that, in the good faith determination of the board of directors of the Company, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Acquisition Sub pursuant to, Section 6.6(e), and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law, or (y) to effect an Adverse Recommendation Change described in clause (i) of such definition, if the board of directors of the Company determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) The Company shall not be entitled to effect an Adverse Recommendation Change or to terminate this Agreement as permitted under Section 6.6(d) with respect to a Superior Proposal unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent and Acquisition Sub that the Company intends to take such action that includes an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the Third Party making the Superior Proposal and any debt financing materials related thereto, if any), (ii) during the three (3) Business Day period following Parent’s and Acquisition Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Acquisition Sub in good faith (to the extent Parent and Acquisition Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Financing Commitments and the Guaranty so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the three (3) Business Day period, the board of directors of the Company shall have determined in good faith, taking into account any changes to this Agreement, the Financing Commitments and the Guaranty proposed in writing by Parent and Acquisition Sub in response to the Notice of

Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.6(e); provided, however, that references to the three (3) Business Day period above shall be deemed to be references to a two (2) Business Day period.

(f) From and after the Solicitation Period End Date, the Company shall, as promptly as reasonably practicable (and in any event within forty eight (48) hours), provide Parent and Acquisition Sub an unredacted copy of any Competing Proposal or any request for non-public information in connection with any Competing Proposal (including the debt financing materials related thereto, if any), and shall as promptly as reasonably practicable (and in any event within forty eight (48) hours) advise Parent and Acquisition Sub of any material amendments to any such Competing Proposal or request.

(g) Nothing contained in this Agreement shall prohibit the Company or its board of directors, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s stockholders), or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company’s stockholders) if the board of directors of the Company has determined in good faith, after consultation with legal counsel, that the failure to do so would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that any disclosures permitted under Section 6.6(g)(i) (that is not also permitted under Section 6.6(g)(ii)) and that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed an Adverse Recommendation Change.

(h) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the transactions contemplated by this Agreement, any bona fide written proposal or offer (other than a proposal or offer by Parent or any of its subsidiaries) from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company as determined on a book-value basis; (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of fifteen percent (15%) or more of the assets of the Company and its subsidiaries, taken as a whole as determined on a book-value basis; (iii) the acquisition in any manner, directly or indirectly, by any person of fifteen percent (15%) or more of the issued and outstanding shares of Company Common Stock, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning fifteen percent (15%) or more of the Company Common Stock or any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company as determined on a book-value basis.

(ii) “Superior Proposal” shall mean a Competing Proposal (with all percentages in the definition of Competing Proposal increased to more than fifty percent (50%)) made by a Third Party on terms that the board of directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the board of directors of the Company considers to be appropriate (including the conditionality, certainty of financing and the timing and likelihood of consummation of such proposal on the terms proposed), are more favorable to the Company and its stockholders (solely in their capacity as such) than the transactions contemplated by this Agreement (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.6(e)).

Section 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be, of the Company or its subsidiaries as provided in the Company’s or each of the Company’s subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any agreement shall survive the Merger and shall continue in full force and effect. From and after the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) (i) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (x) the Restated Certificate of Incorporation or Bylaws (or equivalent organizational or governing documents) of the Company or any of its subsidiaries as in effect on the date of this Agreement and (y) any indemnification agreement of the Company or its subsidiaries or other applicable contract as in effect on the date of this Agreement, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (y) above in any manner that would adversely affect the rights thereunder of any Indemnitees with respect to their acts or omissions occurring at or prior to the Effective Time.

(b) Without limiting the provisions of Section 6.7(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation will, to the fullest extent permitted under applicable Law: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director or officer of the Company or any of its subsidiaries; or (y) the Offer, the Merger, the Agreement and any transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.7(b) or elsewhere in this Agreement, (i) neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.7(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee and (ii) neither Parent nor the Surviving Corporation shall be liable for any settlement, compromise, consent to the entry of judgment or termination unless such settlement is approved in advance by the Surviving Corporation, which approval shall not be unreasonably withheld or delayed.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7. The provisions of this Section 6.7 are intended to be for the benefit of each Indemnitee and his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 6.7.

(e) The rights of each Indemnitee under this Section 6.7 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee with the Company or any of its subsidiaries.

(f) Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.7.

Section 6.8 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Offer, the Merger or the transactions contemplated hereby, or from any person alleging that the consent of such person is or may be required in connection with the Offer, the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, and (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby.

Section 6.9 Public Announcements. The Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that not such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto.

Section 6.10 Employee Matters.

(a) During the one (1)-year period commencing at the Effective Time, Parent shall provide or shall cause the Surviving Corporation to provide to employees and former employees of the Company and any of its subsidiaries, while employees of the Company or any of its subsidiaries (“Company Employees”) a base salary or wage rate at least equal to the Company Employees’ base salary or wage rate in effect as of immediately prior to the Effective Time and compensation and benefits, other than equity based benefits, that are, in the aggregate, no less favorable in the aggregate than the compensation and benefits (other than equity based benefits) being provided to Company Employees immediately prior to the Effective Time.

(b) Without limiting paragraph (a) of this Section 6.10, (i) during the one (1)-year period commencing at the Effective Time, Parent shall provide, or shall cause the Surviving Corporation to provide, to Company Employees who experience a termination of employment severance benefits that are no less than the severance benefits (other than any equity based benefits), if any, that would have been provided under a Company Benefit Plan to such employees upon such a termination of employment immediately prior to the Effective Time, and (ii) Parent shall honor, fulfill and discharge, and shall cause the Surviving Corporation to honor, fulfill and discharge, the Company’s and its subsidiaries’ obligations under any Company Benefit Plan; provided, that nothing in this Section 6.10(b) or in Section 6.10(a) shall be construed as requiring Parent or the Surviving Corporation to maintain any particular or any combination of particular benefit plans, programs or arrangements or as limiting the right of Parent or the Surviving Corporation to (i) amend or terminate any plan, program or arrangement, including any Company Benefit Plan, in accordance with its terms as in effect on the date hereof, or (ii) terminate the employment of any Company Employee.

(c) For purposes of eligibility, vesting, benefit accrual and determination of level of benefits under the compensation and benefit plans, programs agreements and arrangements of Parent, the Company, the Surviving Corporation or any respective subsidiary and affiliate thereof providing benefits to any Company Employees after the Closing (the “New Plans”), including for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company subsidiaries and their respective affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Nothing in this Agreement constitutes or shall be construed as constituting an amendment of any Company Benefit Plan.

(e) For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Company Benefit Plan, for purposes of any Company Benefit Plan containing a definition of “change in control” or “change of control,” the earlier to occur of the Offer Closing and the Merger Closing shall be deemed to constitute a “change in control” or “change of control.”

Section 6.11 Conduct of Business by Parent Pending the Merger. Parent and Acquisition Sub covenant and agree with the Company that between the date hereof and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent and Acquisition Sub:

(a) shall not, and shall not permit any of its affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business competes in any line of business of the Company and the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the transactions contemplated by this Agreement; and

(b) shall not, and shall not permit any of its subsidiaries to, prior to the Termination Date, enter or agree to enter into any definitive agreement for the acquisition of any business or person or take or agree to take any other action which in either case would reasonably be expected to materially interfere with their ability to make available to the Paying Agent immediately prior to the Effective Time funds sufficient for the satisfaction of all of Parent’s and Acquisition Sub’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all associated costs and expenses (including any refinancing of indebtedness of Parent or the Company required in connection therewith) or otherwise would be reasonably expected to result in a Parent Material Adverse Effect.

Section 6.12 Financing.

(a) Parent and Acquisition Sub acknowledge and agree that the Company and its affiliates and its and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Acquisition Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.12 and that Parent and Acquisition Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith (other than historical financial information provided in writing relating to the Company and its subsidiaries).

(b) Each of Parent and Acquisition Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letters (subject to any market flex provisions applicable thereto), including using their respective reasonable best efforts to: (i) enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letters (subject to any market flex provisions applicable thereto) as promptly as practicable after the date hereof, (ii) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Acquisition Sub or their respective Representatives that are within their respective control in such definitive agreements, (iii) cause the lenders and any other persons providing the Debt Financing to fund the Debt Financing at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger) and (iv) subject to the terms and conditions of the Equity Commitment Letter, cause the Equity Financing to be funded at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger).

(c) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (unless the Equity Financing or Debt Financing, as the case may be, is increased by an amount corresponding to such reduction) or (ii) impose new or additional conditions that would reasonably be expected to (A) prevent or materially delay the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by this Agreement or (B) adversely impact the ability of Parent or Acquisition Sub to enforce its rights against the other parties to the Financing Commitments. Parent shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Debt Financing or as otherwise expressly contemplated by the Debt Commitment Letters.

(d) In no event shall Parent or Acquisition Sub or any of their affiliates (which for purposes of this Section 6.12(d) shall be deemed to include each direct or indirect investor or potential investor in Parent or Acquisition Sub, or any of Parent’s, Acquisition Sub’s or such investor’s financing sources or potential financing sources or other Representatives) (i) award any agent, broker, investment banker, financial advisor or other firm or person any financial advisory role on an exclusive basis (or until the Solicitation Period End Date, any additional firm or person on a non-exclusive basis) in connection with the Merger or the other transactions contemplated hereby or (ii) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing from providing or seeking to provide financing or financial advisory services to any person in connection with a transaction relating to the Company or its subsidiaries or in connection with the Merger or the other transactions contemplated hereby. Except as required by Section 6.12(e), until the Solicitation Period End Date, neither Parent, nor Acquisition Sub nor any of their affiliates shall seek or obtain any equity commitments or equity financing in respect of the Offer, the Merger or any of the other transactions contemplated hereby, or provide any information in respect thereof to any potential investor in Parent or Acquisition Sub, or any of Parent’s, Acquisition Sub’s or such investor’s financing sources or potential financing sources or other Representatives who have not been provided any such information prior to the date of this Agreement, other than as set forth in the Equity Financing Commitment as in effect on the date of this Agreement.

(e) In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (i) Parent shall promptly so notify the Company and (ii) Parent and Acquisition Sub shall use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon conditions not materially less favorable to Parent, Acquisition Sub and the Company than those in the Financing Commitments, as promptly as practicable following the occurrence of such event (and in any event no later than the Offer Closing Date or the Merger Closing Date, as applicable). The definitive agreements entered into pursuant to the first sentence of this Section 6.12(e) or Section 6.12(b)(i) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(f) Each of Parent and Acquisition Sub acknowledges and agrees that neither the obtaining of the Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Financing or any alternative financing, is a condition to the Offer Closing or the Merger Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, or the completion of any such issuance, subject to the Offer Conditions and the applicable conditions set forth in Section 7.1 or, if the Offer Termination shall have occurred, the applicable conditions set forth in Section 7.1 and Section 7.2, the breach of which obligation will give rise to the remedies set forth Section 8.3 and Section 9.9.

(g) Parent shall (i) furnish the Company complete, correct and executed copies of the Financing Agreements or any alternative financing agreement promptly upon their execution, (ii) give the Company prompt notice of any material breach or material threatened breach by any party of any of the Financing Commitments, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement of which Parent or Acquisition Sub becomes aware or any termination thereof, and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any alternative financing), provided that Parent shall be under no obligation to disclose any information that is subject to an attorney-client or similar privilege.

Section 6.13 Financing Cooperation. Subject to Section 6.12(a), the Company shall and shall cause its subsidiaries to, at Parent’s sole expense, reasonably cooperate in connection with the arrangement of the Financing (for purposes of this Section 6.13, including (x) any financing to be issued or incurred in lieu of the bridge facility in the Debt Commitment Letters or pursuant to any flex applicable to the Debt Financing and (y) any alternative financing) as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries). Such cooperation by the Company and its subsidiaries and their representatives shall include, at the reasonable request of Parent, (a) participation in a reasonable number of meetings, drafting sessions, rating agency presentations and due diligence sessions, (b) furnishing Parent and its Representatives with the Required Information, (iii) assisting Parent and its financing sources in the preparation of offering and syndication documents and materials, including rating agency presentations, road show presentations and similar documents and materials, in connection with the Debt Financing (all such documents and materials, collectively, the “Offering Documents”), including providing customary authorization letters related thereto, (iv) facilitating the execution and delivery at the Offer Closing or, if there is no Offer Closing, the Merger Closing, of definitive documents related to the Financing, (v) facilitating the pledging of collateral in connection with the Financing, including executing and delivering any customary collateral documents and other customary certificates and documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company with respect to solvency matters as of the Offer Closing or, if there is no Offer Closing, the Merger Closing as contemplated by the Debt Commitment Letters), and (v) using reasonable best efforts to obtain customary payoff letters, redemption notices, releases of liens and instruments of termination or discharge and (vi) using its reasonable best efforts to permit any cash and marketable securities of the Company and its subsidiaries that can, without violating Laws or incurring material Taxes, reasonably be made available to pay a portion of the aggregate purchase price, to be made available for that purpose. The Company hereby consents to the reasonable use of its logos in connection with the Financing, provided that such logos are used in a manner that is not intended to harm or disparage the Company or their marks and on such other customary terms and conditions as the Company shall reasonably impose. Parent shall, promptly upon termination of this Agreement, reimburse the Company for all reasonable out-of-pocket expenses and costs incurred in connection with the Company’s or its affiliates’ obligations under this Section 6.13. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation in connection with the Financing (or any alternative financing) prior to the Effective Time.

Section 6.14 Acquisition Sub. Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 6.15 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ operations.

Section 6.16 Rule 14d-10 Matters. Prior to the expiration of the Offer, the Company will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the

Company or its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 6.17 Rule 16b-3 Matters. Prior to the Effective Time, the Company may take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.18 Notification of Certain Matters; Stockholder Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a) if required by applicable Law, the Requisite Stockholder Approval shall have been obtained;

(b) any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated;

(c) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting, preventing or imposing adverse conditions on the making of the Offer or the consummation of the Offer, the Top-Up Option or the consummation of the Top-Up Option or the Merger or the consummation of the Merger; and

(d) unless the Offer Termination shall have occurred, Acquisition Sub shall have accepted for payment all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

Section 7.2 Conditions to the Obligations of Parent and Acquisition Sub. Solely if the Offer Termination shall have occurred, then the respective obligations of Parent and Acquisition

Sub to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following further conditions:

(a) each of the representations and warranties of the Company (i) set forth in Section 4.11(b) (Absence of Certain Changes or Events) shall be true and correct in all respects at and as of the Effective Time, (ii) set forth in Section 4.3 (Capitalization), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct in all material respects at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in Article IV hereof (other than the Sections of Article IV referred to in clause (i) or (ii) above), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (iii) for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect. Solely for the purposes of clause (ii) above, if one or more inaccuracies in Section 4.3 would cause the aggregate amount required to be paid by Parent or Acquisition Sub to effectuate the Merger, refinance the Company’s Indebtedness, indirectly acquire all of the outstanding equity interests in the Company’s subsidiaries, and consummate the related transactions to be consummated on the Closing Date and pay all fees and expenses in connection therewith, including pursuant to Article II or Article III, to increase by $3,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (ii) of this Section 7.2(a).

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time;

(c) no Company Material Adverse Effect shall have occurred; and

(d) the Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3 Conditions to the Obligations of the Company. Solely if the Offer Termination shall have occurred, then the obligations of the Company to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following further conditions:

(a) each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications) shall be true and correct, except for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect as of the Effective Time with the same effect as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date);

(b) Parent and Acquisition Sub shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time; and

(c) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before March 11, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if (x) the Offer Closing shall have occurred or (y) such party has breached its obligations under this Agreement in a manner that shall have been the principal cause of the failure of the Merger to be consummated on or before such date; or

(ii) (A) a Law shall have been enacted, entered or promulgated prohibiting the consummation of the Merger on the terms contemplated hereby or (B) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform any of its obligations under this Agreement; or

(iii) the Offer Termination shall have occurred and the Requisite Stockholder Approval (if required by applicable Law) shall not have been obtained at a duly held Stockholders’ Meeting or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon; or

(c) by the Company if (unless the Company is then in material breach of this Agreement):

(i) Parent or Acquisition Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Termination Date or, if curable, is not cured by Parent prior to the earlier of (1) thirty (30) days of receipt by Parent of written notice of such breach or failure and (2) the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Offer Closing shall have occurred; or

(ii) prior to obtaining the Requisite Stockholder Approval (if required by applicable Law) (x) the board of directors of the Company has determined to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 6.6(d) and Section 6.6(e), and (y) concurrently with such termination, the Company enters into a definitive agreement with respect to a Superior Proposal and pays to Parent the fee specified in Section 8.3(a)(iii)); or

(iii) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Merger Closing), and Parent and Acquisition Sub fail to consummate the Merger within two (2) Business Days following the date the Merger Closing should have occurred pursuant to Section 2.5; provided, however, that the Company may not terminate this Agreement pursuant to this subsection prior to the end of the Extension Period, if any; or

(iv) (x) all the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer (including any extensions thereof within the Extension Period) and (y) Parent shall have failed to consummate the Offer promptly thereafter in accordance with Section 2.1(a); provided, however, that the Company may not terminate this Agreement pursuant to this subsection prior to the end of the Extension Period, if any; or

(d) by Parent if (unless Parent or Acquisition Sub is then in material breach of this Agreement):

(i) the Company shall have breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would result in a failure of (A) unless the Offer Termination shall have occurred, any Offer Condition set forth in Annex I, or (B) if the Offer Termination shall have occurred, a condition set forth in Section 7.1 or Section 7.2 and (y) cannot be cured on or before the Termination Date (giving effect to the possible extension thereof pursuant to Section 8.1(b)(i)) or, if curable, is not cured by the Company prior to the earlier of (1) thirty (30) days of receipt by the Company of written notice of such breach or failure and (2) the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Offer Closing shall have occurred; or

(ii) (x) the board of directors of the Company shall have made an Adverse Recommendation Change; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii)(x) if the Offer Closing shall have occurred; or (y) the Company enters into an Alternative Acquisition Agreement.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Merger is abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that no such termination shall relieve any party hereto of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of Expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) resulting from any breach of this Agreement prior to such termination, in which case the aggrieved party shall be entitled to the applicable remedies available under Section 8.3; and provided further, that the Confidentiality Agreement, the Guaranty, the provisions of Section 6.12(a), this Section 8.2, Section 8.3, Section 8.6 (first sentence only), Article IX and Appendix A shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3 Termination Fees.

(a) If, but only if, the Agreement is terminated by:

(i) (x) either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii)(x), and (y) the Company (A) receives or has received a Competing Proposal from a Third Party after the date hereof, which Competing Proposal is publicly disclosed either (I) at or prior to the time of the Stockholders’ Meeting or (II) prior to the termination of this Agreement if there has been no Stockholders’ Meeting, and (B) within twelve (12) months of the termination of this Agreement, consummates a transaction in connection with a Competing Proposal (regardless of whether such Competing Proposal is the same one referred to in clause (A) above), then the Company shall pay, or cause to be paid, to Parent (or such person who may be designated by Parent) an amount equal to $50,000,000 (the “Termination Fee”) not later than the second (2nd) Business Day following the date of the consummation of such transaction arising from such Competing Proposal; provided, however, that for purposes of this Section 8.3(a)(i), the references to “fifteen percent (15%)” in the definition of Competing Proposal shall be deemed to be references to “more than fifty percent (50%)”; and provided, further, that any Parent Expenses previously paid by the Company to Parent pursuant to Section 8.3(a)(ii) shall be credited towards the payment of the Termination Fee;

(ii) Parent pursuant to Section 8.1(b)(iii) or Section 8.1(d)(i), the Company shall, subject to the delivery by Parent of an invoice therefor and reasonable documentation thereof, reimburse Parent for all Expenses by paying, or causing to be paid, to Parent the amount thereof not later than the second (2nd) Business Day following request therefor by Parent; provided, however, that the Company shall not be required to pay more than an aggregate of $9,500,000 pursuant to this Section 8.3(a)(ii) (the “Parent Expenses”);

(iii) the Company pursuant to Section 8.1(c)(ii) or Parent pursuant to Section 8.1(d)(ii)(y), then the Company shall pay, or cause to be paid, to Parent the Termination Fee concurrently with such termination; provided, however, that in the event that this Agreement is terminated pursuant to Section 8.1(c)(ii) or Section 8.1(d)(ii)(y) and either (x) such termination occurs on or before the Solicitation Period End Date, or (y) the Company enters into a definitive agreement with an Exempted Person with respect to a Superior Proposal in accordance with Section 6.6 on or before the Cut-Off Date, then the Company shall pay, or cause to be paid, to Parent, or such person who may be designated by Parent, a Termination Fee equal to $30,000,000 instead of $50,000,000; or

(iv) the Company pursuant to Section 8.1(c)(i), Section 8.1(c)(iii) or Section 8.1(c)(iv), then (A) if the proceeds of the Financing are unavailable at the Offer Closing (with respect to amounts required to consummate the Offer) or the Merger Closing (with respect to amounts required to consummate the Merger) (other than as a result of a breach by Parent or Acquisition Sub of Section 6.12(b)) pursuant to the terms of the Financing Commitments, and all the conditions under Annex I or Section 7.1 or Section 7.2, as applicable, have been satisfied (other than those conditions that by their nature are to be satisfied at the Offer Closing or the Merger Closing, as applicable), Parent shall pay, or cause to be paid, to the Company an amount equal to $50,000,000 (the “Reverse Termination Fee”) not later than the second (2nd) Business Day following such termination or (B) if the proceeds of the Financing are available to be drawn down at the Offer Closing (with respect to amounts required to consummate the Offer) or the Merger Closing (with respect to amounts required to consummate the Merger) pursuant to the terms of the Financing Commitments or if the failure of the proceeds of the Financing to be available to be drawn down at the Offer Closing (with respect to amounts required to consummate the Offer) or the Merger Closing (with respect to amounts required to consummate the Merger) pursuant to the terms of the Financing Commitments is the result of a breach by Parent or Acquisition Sub of Section 6.12(b), and all the conditions under Annex I or Section 7.1 or Section 7.2, as applicable, have been satisfied (other than those conditions that by their nature are to be satisfied at the Offer Closing or the Merger Closing, as applicable) and the Offer Closing and the Merger Closing do not occur, then (y) Parent shall pay, or cause to be paid, to the Company an amount equal to the Reverse Termination Fee not later than the second (2nd) Business Day following such termination; and (z) the Company shall be entitled to payment from Parent of an amount equal to the Company’s aggregate losses, if any, in excess of the Reverse Termination Fee resulting from Parent or Acquisition Sub’s material breach of this Agreement (but subject to the Parent Liability Limitation). For the avoidance of doubt and notwithstanding any other provision in this Agreement to the contrary, the aggregate liability of Parent and Acquisition Sub under this Agreement shall in no event exceed that the Parent Liability Limitation.

(b) Notwithstanding anything to the contrary set forth in this Agreement:

(i) the parties agree that in no event shall the Company or Parent be required to pay the Termination Fee, the Reverse Termination Fee or the Parent Expenses, as the case may be, on more than one occasion; and

(ii) the parties agree that the Termination Fee and the Reverse Termination Fee shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to the Company’s right set forth in the second to last sentence of this Section 8.3(c) and Section 9.9, the Company’s right to receive payment of the Reverse Termination Fee pursuant to Section 8.3(a)(iv)(A) shall, in the circumstance where the Reverse Termination Fee is owed pursuant to Section 8.3(a)(iv)(A), constitute the sole and exclusive remedy of the Company and its subsidiaries and affiliates (including the holders of Company Common Stock, 1993/2002 Company Options, 2004 Company Option, Company Restricted Stock Units or Company Restricted Stock) and the other Company Related Parties against Parent, Acquisition Sub, each Guarantor, the financing sources under the Debt Financing or any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated to the Company under Section 8.3(a)(iv)(B) and Section 8.3(e) and for any of its expense reimbursement and indemnification obligations contained in Section 6.12, but in all cases subject to Section 8.3(d)). Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, Parent’s right to receive payment from the Company of the Termination Fee or the Parent Expenses pursuant to Section 8.3(a) shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby (except that the Company shall also be obligated to Parent and Acquisition Sub under Section 8.3(e)). Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to obtain an injunction, or other appropriate form of equitable relief, to cause Parent and Acquisition Sub to cause, or for the Company to directly cause, the Equity Financing to be funded at any time if, and only if, each of the following conditions has been satisfied: (i) with respect to any funding of the Equity Financing to occur at the Offer Closing, all the Offer Conditions have been satisfied or waived as of the expiration of the Offer, and, with respect to any funding of the Equity Financing to occur at the Merger Closing, all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature cannot be satisfied until the Merger Closing, but subject to the fulfillment or waiver of those conditions) have been satisfied, and remain satisfied, at the time when the Merger Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the financing provided for by the Debt Commitment Letter has been funded in accordance with its terms or will be funded in accordance with its terms at the Offer Closing or the Merger Closing, as applicable, if the Equity Financing is funded in accordance with its terms at the Offer Closing or the Merger Closing, as applicable, (iii) all conditions to funding set forth in the Equity Commitment Letter have been satisfied (other than those conditions that by their nature cannot be satisfied until the Merger Closing, but subject to the fulfillment or waiver of those conditions), and (iv) with respect to any funding of the Equity Financing to occur at the Merger Closing, the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Merger Closing will occur. For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the type provided in the preceding sentence and the payment of the Reverse Termination Fee under Section 8.3(a)(iv), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and monetary damages, including all or any portion of the Reverse Termination Fee.

(d) Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of Parent and Acquisition Sub under or in connection with this Agreement and the transactions contemplated hereby shall be limited to $130,000,000 (the “Parent Liability Limitation”), and in no event shall the Company seek multiple or punitive damages against Parent or Acquisition Sub, or any recovery, judgment or damages or any kind against Parent or Acquisition Sub in excess of the Parent Liability Limitation. The Company acknowledges, covenants and agrees that neither it nor any other Company Related Party has and shall have no right of recovery against, and no liability shall attach to, including in each case with respect to any actual or claimed loss or damages of any kind of the Company or its subsidiaries, affiliates, Representatives or stockholders or any other person claiming by, through or for the benefit of the Company (“Company Damages”), any of the Parent Related Parties (other than the Company’s right to recover against Parent and Acquisition Sub to the extent provided in this Agreement, against the Guarantor to the extent provided in the Equity Commitment Letter and against the Guarantor to the extent provided in the Guaranty), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, through a claim based in tort, contract, statute or otherwise.

(e) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) each of the Termination Fee and the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent or their respective affiliates, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this

Section 8.3 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after the Offer Closing shall have occurred or receipt of the Requisite Stockholder Approval; provided, however, that (a) after the Offer Closing, there shall be no amendment that decreases the Offer Price or the Merger Consideration, and (b) after the Requisite Stockholder Approval has been obtained, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company without such further approval of such stockholders nor any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.6 Expenses; Transfer Taxes. All Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses. Notwithstanding anything to the contrary contained herein, Parent shall pay, or cause to be paid, all documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby, and shall file all Tax Returns related thereto that are required to be filed by Parent.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any party hereto shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.7 and Section 6.10.

Section 9.2 Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission (providing confirmation of transmission) or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (San Francisco, California time) shall be deemed to have been received at 9:00 a.m. (San Francisco, California time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Acquisition Sub:

Giraffe Holding, Inc. or Giraffe Acquisition Corporation (as applicable)

c/o Bain Capital

111 Huntington Avenue

Boston, Massachusetts 02199

Fax: (617) 516-2010

Attention:	Joshua Bekenstein
Jordan Hitch

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

Fax: (617) 951-7050

Attention:	R. Newcomb Stillwell
C. Todd Boes

if to the Company:

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

Phone: (415) 278-7000

Fax: (415) 278-7562

Attention:	General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Phone: (213) 687-5000

Fax: (213) 687-5600

Attention:	Brian J. McCarthy, Esq.
Leif B. King, Esq.

Section 9.3 Interpretation; Certain Definitions. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America. References to “wholly owned subsidiaries” of the Company shall include any subsidiary of which the Company owns, directly or indirectly, 100% of the equity interests. An Offer Condition shall be deemed to be satisfied at any time if such Offer Condition shall not have occurred on or prior to such time or, if such Offer Condition shall have occurred prior to such time, such Offer Condition shall not be continuing at such time.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that, prior to the Merger Closing, Parent or Acquisition Sub may assign all (but not less than all) of its rights or obligations hereunder to a direct or indirect wholly-owned subsidiary of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 9.6 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Guaranty, the Company Disclosure Letter, the Parent Disclosure Letter and the Equity Commitment Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter hereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except for (a) the rights of the Company’s stockholders to receive the Merger Consideration at the Effective Time, (b) the right of the holders of Company Options, Company Restricted Stock Units or Company Restricted Stock to receive the 1993/2002 Option Cash Payment, 2004 Option Cash Payment, Restricted Stock Unit Payment or Restricted Stock Payment, as applicable, at the Effective Time, (c) the provisions of Section 6.7 with respect to the Indemnitees, (d) the provisions of Section 8.3(c) and Section 8.3(d) with respect to the Parent Related Parties and (e) the provisions of Section 8.3(c), Section 8.3(d), Section 9.10(c) and Section 9.12, with respect to any Financing Source in connection with the Offer, the Merger or the other transactions contemplated hereby. None of the persons referenced in clauses (a) through (c) of this Section 9.7 shall be conferred any rights or remedies hereunder unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.9 Specific Performance. The parties acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions and that, accordingly, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that, notwithstanding anything in this Agreement to the contrary, the right of the Company to obtain an injunction, specific performance or other equitable relief to prevent breaches of this Agreement shall be limited to seeking (i) an injunction ordering Parent and Acquisition Sub to cause the Equity Financing to be funded in accordance with and subject to the conditions set forth in, the second to last sentence in Section 8.3(c), and (ii) an injunction to specifically enforce the obligations of Parent and Acquisition Sub set forth in Section 6.12(b)(i), Section 6.12(b)(ii) and Section 6.12(b)(iii). Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief sought in accordance with this Section 9.9 on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement or the Financing and to enforce specifically the terms and provisions of this Agreement or the Financing shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.10 Consent to Jurisdiction.

(a) Each of Parent, Acquisition Sub and the Company hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court.

(b) Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.10 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of

Delaware). Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, without limitation, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the City of New York, New York, whether a state or Federal court, and that the provisions of Section 9.12 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

Section 9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GIRAFFE HOLDING, INC.

By:	/s/ Jordan Hitch
Name: Jordan Hitch
Title: Secretary

GIRAFFE ACQUISITION CORPORATION

By:	/s/ Jordan Hitch
Name: Jordan Hitch
Title: Secretary

THE GYMBOREE CORPORATION

By:	/s/ Matthew K. McCauley
Name: Matthew K. McCauley
Title: Chairman and Chief Executive Officer

Appendix A

As used in the Agreement, the following terms shall have the following meanings:

“1993 Plan” shall mean the Company’s 1993 Stock Option Plan, as amended and restated.

“1993/2002 Company Option” shall have the meaning set forth in Section 3.3(a)(i).

“1993/2002 Option Cash Payment” shall have the meaning set forth in Section 3.3(a)(i).

“2002 Plan” shall mean the Company’s 2002 Stock Incentive Plan.

“2004 Company Option” shall have the meaning set forth in Section 3.3(a)(ii).

“2004 Option Cash Payment” shall have the meaning set forth in Section 3.3(a)(ii).

“2004 Plan” shall mean the Company’s 2004 Equity Incentive Plan.

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less favorable to the Company than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.6.

“Acquisition Sub” shall have the meaning set forth in the Recitals.

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.6(d).

“Aggregate Merger Consideration” shall have the meaning set forth in Section 3.2(a).

“Agreement” shall have the meaning set forth in the Recitals.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.6(b).

“Antitrust Division” shall mean the Antitrust Division of the Department of Justice.

“Antitrust Laws” shall have the meaning set forth in Section 4.5(b).

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Book-Entry Shares” shall have the meaning set forth in Section 3.1(b).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or San Francisco, California are authorized or obligated by Law or executive order to close; it being understood that November 11, 2010 shall be deemed not to be a Business Day.

“Certificate of Merger” shall have the meaning set forth in Section 2.3(a).

“Certificates” shall have the meaning set forth in Section 3.1(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Recitals.

“Company Benefit Plan” means each material “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each material “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and each other material plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, bonus, severance, retention, fringe benefits or other benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its subsidiaries for the benefit of any current or former employee, independent contractor or director, other than any Multiemployer Plan.

“Company Common Stock” shall have the meaning set forth in the Recitals.

“Company Damages” shall have the meaning set forth in Section 8.3(d).

“Company Disclosure Letter” shall have the meaning set forth in Article IV.

“Company Employees” shall have the meaning set forth in Section 6.10(a).

“Company Intellectual Property Rights” shall have the meaning set forth in Section 4.16(a).

“Company Lease” shall mean any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or in the aggregate with any such other changes, events, effects, occurrences, state of facts or developments, (a) has had or is reasonably likely to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition, in each case, of the Company and its subsidiaries taken as a whole, or (b) prevents or would be reasonably likely to prevent the consummation of the Merger, other than, in the case of clause (a), any changes, events, effects, occurrences, state of facts or developments to the extent attributable to: (i) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices) in any country or region in which the Company or any of its subsidiaries conducts business; (ii) any events, circumstances, changes or effects that affect the industries in which the Company or any of the Company’s subsidiaries operate; (iii) any changes, after the date of this Agreement, in Laws applicable to the Company or any of the Company’s subsidiaries or any of their respective properties or assets or changes, after the date of this Agreement, in GAAP or rules and policies of the Public Company Accounting Oversight Board; (iv) any natural disasters or acts of war, sabotage or terrorism, or armed hostilities, or any escalation or worsening thereof, in each case occurring after the date hereof; (v) the entry into, announcement or performance of this Agreement and the transactions contemplated hereby (including compliance with the covenants set forth herein and any action taken or omitted to be taken by the Company at the written request of or with the written consent of Parent or Acquisition Sub), but for purposes of this clause (v) excluding the obligation to comply with Section 6.1 and Section 6.4 and other than for purposes of any representation or warranty contained in Section 4.5; (vi) any changes in the market price or trading volume of shares of Company Common Stock or any failure to meet internal or published projections, forecasts or revenue, net retail sales, comparable store sales or earnings predictions for any period (provided that the underlying cause of such decline or failure shall not be excluded); (vii) any loss of, or change in, the relationship of the Company or any of the Company’s subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; or (viii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated by this Agreement, in the case of clauses (i), (ii), (iii) and (iv), other than to the extent such change, event, effect, occurrence, state of facts or development disproportionately impact the Company and its subsidiaries relative to other companies in its industry.

“Company Material Contract” shall have the meaning set forth in Section 4.18(a).

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock under any of the Company Plans.

“Company Plans” shall mean the 1993 Plan, the 2002 Plan, and the 2004 Plan.

“Company Permits” shall have the meaning set forth in Section 4.6.

“Company Recommendation” shall mean the recommendation of the board of directors of the Company that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable Law, adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

“Company Related Parties” shall have the meaning set forth in Section 8.3(c).

“Company Restricted Stock” shall mean any shares of Company Common Stock that are subject to restrictions on transfer and/or forfeiture granted pursuant to the Company Plans or otherwise, including shares subject to performance-based conditions.

“Company Restricted Stock Units” shall mean any restricted stock units granted pursuant to the Company Plans.

“Company SEC Documents” shall have the meaning set forth in Section 4.8(a).

“Competing Proposal” shall have the meaning set forth in Section 6.6(h)(i).

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1, (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, (iv) the Company’s auditors have delivered drafts of customary comfort letters, including, without limitation, as to customary negative assurances and change period, and such auditors have confirmed they are prepared to issue any such comfort letter throughout the Marketing Period and (v) the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC on the last day of the Marketing Period and (B) the financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Company’s independent auditors on the financial statements and financial information contained in the Offering Documents, including, without limitation, as to customary negative assurances and change period, in order to consummate any offering of debt securities on the last day of the Marketing Period.

“Confidentiality Agreement” shall mean the confidentiality agreement dated August 9, 2010 between Parent and the Company, as amended.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Cut-Off Date” shall have the meaning set forth in Section 6.6(b).

“D&O Insurance” shall have the meaning set forth in Section 6.7(c).

“Debt Commitment Letter” shall have the meaning set forth in Section 5.8(a).

“Debt Financing” shall have the meaning set forth in Section 5.8(a).

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall have the meaning set forth in Section 3.5.

“Effective Time” shall have the meaning set forth in Section 2.6(a).

“Electronic Data Room” shall have the meaning set forth in Section 4.27.

“Equity Commitment Letter” shall have the meaning set forth in Section 5.8(a).

“Equity Financing” shall have the meaning set forth in Section 5.8(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean a corporation or other trade or business that is, or at any relevant time was, required to be treated as a single employer with the Company under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“ESPP” shall mean the Company’s 1993 Amended and Restated Employee Stock Purchase Plan.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Exempted Person” shall mean any person, group of persons, or group that includes any person (so long as such person and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End Date constitute at least fifty percent (50%) of the equity financing of such group at all times following the Solicitation Period End Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received a written Competing Proposal after the execution of this Agreement and prior to the Solicitation Period End Date that the board of directors of the Company determines, as of the Solicitation Period End Date (and provides written notice to Parent of such determination at such time), in good faith, after consultation with its financial and legal advisor is bona fide and constitutes, or is reasonably likely to lead to, a Superior Proposal.

“Expenses” shall mean all out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other Antitrust Laws, any filing with, and obtaining of any necessary action or non-action, consent or approval from any Governmental Authority pursuant to any Antitrust Laws, engaging the services of the Paying Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Extension Period” shall have the meaning set forth in Section 2.1(a).

“Financing” shall have the meaning set forth in Section 5.8(a).

“Financing Agreements” shall have the meaning set forth in Section 6.12(e).

“Financing Commitments” shall have the meaning set forth in Section 5.8(a).

“Financing Sources” shall mean the persons that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing or alternative debt financings in connection with the transactions contemplated hereby, including the parties named in Section 5.8 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their affiliates, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns.

“FTC” shall mean the Federal Trade Commission.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Guarantor” shall have the meaning set forth in Section 5.8(a).

“Guaranty” shall have the meaning set forth in the Recitals.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean, with respect to any person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such person: (i) for borrowed money (including obligations in respect of drawings under overdraft facilities), (ii) evidenced by notes, bonds, debentures or similar contracts or agreements, (iii) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practices), (iv) under capital leases (in accordance with GAAP), (v) in respect of outstanding letters of credit and bankers’ acceptances or (vi) for contracts or agreements relating to interest rate protection, swap agreements and collar agreements.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company as an officer or director of any of the Company’s subsidiaries or affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director.

“Information Statement” shall have the meaning set forth in Section 4.9.

“Intellectual Property Rights” shall have the meaning set forth in Section 4.16(a).

“Inventory” shall have the meaning set forth in Section 4.20.

“IRS” shall mean the Internal Revenue Service.

“knowledge” means the actual knowledge, as of the date hereof, of the following officers and employees of the Company and Parent, as applicable, without the benefit of an independent investigation of any matter: (i) for the Company: the Chairman and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, and the Vice President and General Counsel; and (ii) for Parent: Joshua Bekenstein and Jordan Hitch.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Marketing Period” means the first period of twenty (20) consecutive Business Days, commencing on or after October 25, 2010, on the first day of which, throughout which and on the last day of which (a) Parent shall have the Required Information the Company is required to provide pursuant to Section 6.13, and such Required Information is Compliant, (b) all of the Offer Conditions and all conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Offer Closing or the Merger Closing, as the case may be, which need only be satisfied at the Offer Closing or the Merger Closing, as the case may be, and other than the conditions set forth in Section 7.1(a), Section 7.1(b) and clause (b) of Annex I, which need only be satisfied prior to the Offer Closing or the Merger Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Offer Closing or the Merger Closing, as the case may be, were to be scheduled for any time during such twenty (20) Business Day period, and (c) the Company shall have provided cooperation in all material respects which it is obligated to provide under the terms of Section 6.13; provided, however, that if the Marketing Period has not ended on or prior to the earlier of December 7, 2010 and the day which is three (3) Business Days prior to the filing of the Company’s Quarterly Report on Form 10-Q for the period ending October 31, 2010, then the Marketing Period shall be deemed for all purposes of this Agreement not to have commenced earlier than January 4, 2011; and provided, further, that November 24, 2010 and November 26, 2010 shall not be considered Business Days. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such twenty (20) Business Day period, (x) the Company shall have announced any intention to restate any financial statements or financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a), (b) and (c) above would be satisfied on the first day, throughout and on the last day of such new twenty (20) Business Day period or (y) the Required Information would not be Compliant on the first day, throughout and on the last day of such twenty (20) Business Day period, in which case a new twenty (20) Business Day period shall commence upon Parent and its financing sources receiving updated Required Information that would be Compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied on the first day, throughout and on the last day of such new twenty (20) Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Closing” shall have the meaning set forth in Section 2.2.

“Merger Closing Date” shall have the meaning set forth in Section 2.2.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Minimum Tender Condition” shall have the meaning set forth in Annex I.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” shall mean the Nasdaq Stock Market.

“New Plans” shall have the meaning set forth in Section 6.10(c).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.6(e).

“Offer” shall have the meaning set forth in the Recitals.

“Offer Closing” shall have the meaning set forth in Section 2.1(a).

“Offer Closing Date” shall have the meaning set forth in Section 2.1(a).

“Offer Conditions” shall have the meaning set forth in Section 2.1(a).

“Offer Documents” shall have the meaning set forth in Section 2.1(b).

“Offer Price” shall have the meaning set forth in the Recitals.

“Offer Termination” shall have the meaning set forth in Section 2.1(a).

“Offer Termination Date” shall have the meaning set forth in Section 2.1(a).

“Offering Documents” shall have the meaning set forth in Section 6.13.

“Option Cash Payment” shall have the meaning set forth in Section 3.3(a).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Owned Real Property” shall have the meaning set forth in Section 4.19.

“Parent” shall have the meaning set forth in the Recitals.

“Parent Disclosure Letter” shall have the meaning set forth in Article V.

“Parent Expenses” shall have the meaning set forth in Section 8.3(a)(ii).

“Parent Liability Limitation” shall have the meaning set forth in Section 8.3(d).

“Parent Material Adverse Effect” shall mean any change, effect or circumstance that is materially adverse to the business, operations, results of operations or financial condition of Parent, or which, individually or in the aggregate, may reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

“Parent Organizational Documents” shall have the meaning set forth in Section 5.2.

“Parent Related Parties” shall have the meaning set forth in Section 8.3(c).

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent Annual Report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (iii) such Liens or other imperfections of title, if any, that do not have, individually or in the aggregate, a Company Material Adverse Effect, including (A) easements or claims of easements whether or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business, (vii) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business, and (viii) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof.

“person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Preferred Stock” shall have the meaning set forth in Section 4.3(a).

“Promissory Note” shall have the meaning set forth in Section 2.3(b).

“Proxy Statement” shall have the meaning set forth in Section 4.9.

“Representatives” shall have the meaning set forth in Section 6.5(a).

“Required Information” means all financial and other pertinent information regarding the Company or any of its subsidiaries as may be reasonably requested by Parent, including all information required by paragraphs 3, 4 and 7 of Exhibit D to the Debt Commitment Letter, financial statements prepared in accordance with GAAP, pro forma financial statements and information, projections, audit reports, a draft of a customary comfort letter with respect to such financial information by auditors of the Company and its subsidiaries which such auditors are prepared to issue upon completion of customary procedures and other information and data regarding the Company or any of its subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-1 under the Securities Act and of the type and form customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Debt Financing or in Offering Documents used in private placements of debt securities under Rule 144A promulgated under the Securities Act, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made, all of which shall be Compliant.

“Requisite Stockholder Approval” shall have the meaning set forth in Section 4.25.

“Restricted Stock Payment” shall have the meaning set forth in Section 3.3(c).

“Restricted Stock Unit Payment” shall have the meaning set forth in Section 3.3(c).

“Reverse Termination Fee” shall have the meaning set forth in Section 8.3(a)(iv).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 14D-9” shall have the meaning set forth in Section 2.2(a).

“Schedule TO” shall have the meaning set forth in Section 2.1(b).

“SEC” shall mean the Securities and Exchange Commission.

“Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Solicitation Period End Date” shall have the meaning set forth in Section 6.6(a).

“Specified Persons” shall have the meaning set forth in Section 8.3(c).

“Stockholders’ Meeting” shall have the meaning set forth in Section 6.3.

“subsidiary” of any person, shall mean any corporation, partnership, joint venture or other legal entity of which such person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall have the meaning set forth in Section 6.6(h)(ii).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Takeover Statutes” shall have the meaning set forth in Section 4.24.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to such amounts) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; customs’ duties, tariffs, and similar charges.

“Tax Returns” shall mean returns, reports, information statements, claims for refund, declarations of estimated Taxes and similar filings, including any schedule or attachment thereto and any amendment thereof, with respect to Taxes filed or required to be filed with the IRS or any other governmental or taxing authority.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall have the meaning set forth in Section 8.3(a)(i).

“Third Party” shall mean any person or group other than Parent, Acquisition Sub and their respective affiliates.

“Top-Up Closing” shall have the meaning set forth in Section 2.3(b).

“Top-Up Option” shall have the meaning set forth in Section 2.3(a).

“Top-Up Option Shares” shall have the meaning set forth in Section 2.3(a).

“Total 1993/2002 Option Cash Payments” shall have the meaning set forth in Section 3.3(a)(i).

“Total 2004 Option Cash Payments” shall have the meaning set forth in Section 3.3(a)(ii).

“Total Common Merger Consideration” shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than those shares canceled or retired pursuant to Section 3.1(a) and Dissenting Shares) immediately prior to the Effective Time and (y) the Merger Consideration.

“Total Restricted Stock Payments” shall have the meaning set forth in Section 3.3(c).

“Total Restricted Stock Unit Payments” shall have the meaning set forth in Section 3.3(b).

Annex I

Conditions to the Offer

Notwithstanding any other term of the Offer or this Agreement, Acquisition Sub shall not be required to, and Parent shall not be required to cause Acquisition Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Acquisition Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Company Common Stock tendered pursuant to the Offer if:

(a) there shall have not been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which, when added to the shares of Company Common Stock owned by Parent and its Affiliates, would represent at least sixty-six percent (66%) of the shares of Company Common Stock outstanding as of the expiration of the Offer (the “Minimum Tender Condition”); or

(b) any applicable waiting period (or any extension thereof) under the HSR Act and any other Antitrust Laws relating to the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger shall not have expired or otherwise been terminated; or

(c) a Company Material Adverse Effect has occurred; or

(d) any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

(i) a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer, the Top-Up Option or the consummation of the Top-Up Option or the Merger or the consummation of the Merger, or preventing, prohibiting or imposing adverse conditions with respect to the Offer, the Merger or the Top-Up Option;

(ii) any of the representations and warranties of the Company (A) set forth in Section 4.11(b) (Absence of Certain Changes or Events) shall not be true and correct in all respects at and as of the Offer Closing, (B) set forth in Section 4.3 (Capitalization), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall not be true and correct in all material respects at and as of the Offer Closing with the same effect as though made as of the Offer Closing (except to the extent expressly made as of an earlier date, in which case as of such date) and (C) set forth in Article IV hereof (other than the Sections of Article IV referred to in clause (A) or (B) above), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall not be true and correct at and as of the Offer Closing (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (C) for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Solely for the purposes of clause (B) above, if one or more inaccuracies in Section 4.3 would cause the aggregate amount required to be paid by Parent to effectuate the Merger, refinance the Company’s Indebtedness, indirectly acquire all of the outstanding equity interests in the Company’s subsidiaries, and consummate the related transactions to be consummated on the Closing Date and pay all fees and expenses in connection therewith, including pursuant to Article II or Article III, to increase by $3,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (B) of this clause (d)(ii).

(iii) the Company shall have failed to perform or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it under this Agreement; or

(iv) this Agreement shall have been terminated in accordance with its terms or

(e) in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Acquisition Sub owns at least ninety percent (90%) of the outstanding shares of Company Common Stock immediately after the Offer Closing, the shares of Company Common Stock issuable upon exercise of the Top-Up Option together with the shares validly tendered in the Offer and not properly withdrawn are insufficient for Acquisition Sub to reach at least ninety percent (90%) of the outstanding shares of Common Stock immediately after the Offer Closing (after giving effect to such exercise).

At the request of Parent, the Company shall deliver to Parent a certificate, signed on behalf of the Company by its chief executive officer or another senior officer, certifying that none of the conditions set forth in clause (c) above and clauses (ii) and (iii) of paragraph (d) above shall have occurred and be continuing as of the expiration of the Offer.

Notwithstanding anything in this Annex I or this Agreement to the contrary, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in this Annex I (other than those conditions that by their terms are to be satisfied at the Offer Closing), then the Offer Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any Business Day before or during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ prior notice to the Company and (b) the first (1st) Business Day after the final day of the Marketing Period. For the avoidance of doubt, this paragraph shall be deemed to constitute an Offer Condition.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Acquisition Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Acquisition Sub and, subject to the terms and conditions of this Agreement and applicable Law, may be waived by Parent and Acquisition Sub, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.